EXHIBIT 99.1

Pengrowth Energy Corporation

U.S. $35,000,000 3.49% Senior Notes, Series A, due October 18, 2019
U.S. $105,000,000 4.07% Senior Notes, Series B, due October 18, 2022
U.S. $195,000,000 4.17% Senior Notes, Series C, due October 18, 2024
£15,000,000 3.45% Senior Notes, Series D, due October 18, 2019
Can. $25,000,000 4.74% Senior Notes, Series E, due October 18, 2022

Note Purchase Agreement

Dated as of October 18, 2012

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Section 22.	Miscellaneous	51
Section 22.1.	Currency of Payments, Indemnification	51
Section 22.2.	Time	53
Section 22.3.	Maximum Rate	53
Section 22.4.	Accrual	53
Section 22.5.	Interest Act	53
Section 22.6.	Deemed Reinvestment	53
Section 22.7.	Judgment Interest	53
Section 22.8.	Successors and Assigns	53
Section 22.9.	Payments Due on Non-Business Days	54
Section 22.10.	Accounting Terms and Changes to GAAP	54
Section 22.11.	Severability	55
Section 22.12.	Construction	55
Section 22.13.	Counterparts	56
Section 22.14.	Governing Law	56
Section 22.15.	Submission to Jurisdiction	56
Section 22.16.	Exchange Rate	56

Signature		1

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Schedule A	—	Information Relating to Purchasers
Schedule B	—	Defined Terms
Exhibit 1-A	—	Form of 3.49% Senior Note, Series A, due October 18, 2019
Exhibit 1-B	—	Form of 4.07% Senior Note, Series B, due October 18, 2022
Exhibit 1-C	—	Form of 4.17% Senior Note, Series C, due October 18, 2024
Exhibit 1-D	—	Form of 3.45% Senior Note, Series D, due October 18, 2019
Exhibit 1-E	—	Form of 4.74% Senior Note, Series E, due October 18, 2022
Exhibit 2.2	—	Form of Subsidiary Guaranty
Exhibit 4.4(a)	—	Form of Opinion of Special Canadian Counsel to the Company and the Subsidiary Guarantors
Exhibit 4.4(b)	—	Form of Opinion of Special Counsel to the Purchasers
Schedule 2.2	—	Initial Subsidiary Guarantors
Schedule 5.4	—	Restricted Subsidiaries of the Company and Ownership of Restricted Subsidiary or Unrestricted Subsidiary Stock
Schedule 5.5	—	Financial Statements
Schedule 5.14	—	Use of Proceeds
Schedule 5.15	—	Existing Debt
Schedule 5.19	—	Environmental Matters
Schedule 6.1(b)	—	Representation Letter

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Pengrowth Energy Corporation	Note Purchase Agreement

Pengrowth Energy Corporation
2100, 222 Third Avenue S.W.
Calgary, Alberta, Canada  T2P 0B4

U.S. $35,000,000 3.49% Senior Notes, Series A, due October 18, 2019
U.S. $105,000,000 4.07% Senior Notes, Series B, due October 18, 2022
U.S. $195,000,000 4.17% Senior Notes, Series C, due October 18, 2024
£15,000,000 3.45% Senior Notes, Series D, due October 18, 2019
Can. $25,000,000 4.74% Senior Notes, Series E, due October 18, 2022

Dated as of
October 18, 2012

To the Purchaser listed in the attached
  Schedule A who is a signatory hereto:

Ladies and Gentlemen:

Pengrowth Energy Corporation, a body corporate amalgamated under the laws of the Province of Alberta (the “Company”), hereby agrees with you as follows:

Section 1.	Authorization of Notes.

The Company will authorize the issue and sale of (a) U.S. $35,000,000 aggregate principal amount of its 3.49% Senior Notes, Series A, due October 18, 2019 (the “Series A Notes”), (b) U.S. $105,000,000 aggregate principal amount of its 4.07% Senior Notes, Series B, due October 18, 2022 (the “Series B Notes”), (c) U.S. $195,000,000 aggregate principal amount of its 4.17% Senior Notes, Series C, due October 18, 2024 (the “Series C Notes”), (d) £15,000,000 aggregate principal amount of its 3.45% Senior Notes, Series D, due October 18, 2019 (the “Series D Notes”), and (e) Can. $25,000,000 aggregate principal amount of its 4.74% Senior Notes, Series E, due October 18, 2022 (the “Series E Notes”; the Series A Notes, Series B Notes, Series C Notes, Series D Notes and Series E Notes being hereinafter collectively referred to as the “Notes”, such term to include any such notes issued in substitution therefor pursuant to Section 13 of this Agreement or the Other Agreements (as hereinafter defined)).  The Notes shall be substantially in the form set out in Exhibit 1-A, Exhibit 1-B, Exhibit 1-C, Exhibit 1-D or Exhibit 1-E, as the case may be, with such changes therefrom, if any, as may be approved by you and the Company.  Certain capitalized terms used in this Agreement are defined in Schedule B; references to a “Section,” “Schedule” or an “Exhibit” are, unless otherwise specified, to a Section of, or a Schedule or an Exhibit attached to, this Agreement.

Section 2.	Sale and Purchase of Notes.

Section 2.1.    Sale and Purchase of Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to you (the “Purchaser”) and you will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount and of the same series specified opposite your name in Schedule A at the purchase price of 100% of

Pengrowth Energy Corporation	Note Purchase Agreement

the principal amount thereof.  Contemporaneously with entering into this Agreement, the Company is entering into separate Note Purchase Agreements (the “Other Agreements”) identical with this Agreement with each of the other purchasers named in Schedule A (the “Other Purchasers”), providing for the sale at such Closing to each of the Other Purchasers of Notes in the principal amount and series specified opposite its name in Schedule A.  Your obligation hereunder, and the obligations of the Other Purchasers under the Other Agreements, are several and not joint obligations, and you shall have no obligation under any Other Agreement and no liability to any Person for the performance or nonperformance by any Other Purchaser thereunder.

Section 2.2.    Subsidiary Guaranty.  Payment by the Company of all amounts due with respect to the Notes shall be absolutely and unconditionally guaranteed by the entities identified on Schedule 2.2 (the “Initial Subsidiary Guarantors” and together with any additional Subsidiary who delivers a guaranty pursuant to Section 9.9, the “Subsidiary Guarantors”) pursuant to a guaranty agreement dated as of the date hereof substantially in the form attached to this Agreement as Exhibit 2.2 (the “Subsidiary Guaranty”) in favor of the holders of the Notes.

Section 2.3.    Release of Subsidiary Guaranties.  (a) The holders of the Notes acknowledge and agree that any Subsidiary Guaranty may be terminated or released as expressly permitted by the terms thereof or upon written request by the Company, and that such holders will discharge and release any Subsidiary Guarantor from any Subsidiary Guaranty and such Subsidiary Guaranty shall automatically be terminated and released without any further action being required on the part of any Person; provided that (i) the Company has delivered to the holders of the Notes an Officer’s Certificate certifying that such Subsidiary Guarantor will concurrently be released and discharged as guarantor or other obligor in respect of all Debt pursuant to the Bank Facilities and the Existing Private Placement Note Agreements and that at the time of such release and discharge no Default or Event of Default exists or would exist  (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder) after giving effect to the termination or release of such guarantor from the applicable Guaranty, (ii) such Officer’s Certificate shall demonstrate in reasonable detail that the Company is in compliance with Section 10.3(b) after giving effect to the termination or release of the applicable Guaranty, and (iii) each such guarantor has, concurrently with the delivery of such Officer’s Certificate, delivered to the holders of the Notes a written agreement executed by the applicable guarantor pursuant to which such guarantor agrees that if for any reason whatsoever it thereafter becomes a guarantor or other obligor in respect of any Debt pursuant to any Bank Facility or any of the Existing Private Placement Note Agreements, as the case may be, then such guarantor shall contemporaneously provide written notice thereof to the holders of the Notes accompanied by an executed Subsidiary Guaranty.

(b)  The Company agrees that they will not, nor will it permit any Subsidiary or any Affiliate to, directly or indirectly, pay or cause to be paid any consideration or remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any creditor of the Company or any Subsidiary Guarantor as consideration for or as an inducement to the entering into by any such creditor of any release or discharge of any Subsidiary Guarantor with respect to any liability of such Subsidiary Guarantor as an obligor or guarantor under or in respect of Debt

Pengrowth Energy Corporation	Note Purchase Agreement

of the Company pursuant to any Bank Facility or any of the Existing Private Placement Note Agreements, unless in any such case such consideration or remuneration is concurrently paid, on the same terms, equally and ratably to the holders of all of the Notes then outstanding.

Section 3.	Closing.

The sale and purchase of the Notes to be purchased by you and the Other Purchasers shall occur at the offices of Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, at 10:00 a.m. Chicago time, at a closing (the “Closing”) on October 18, 2012.  At the Closing, the Company will deliver to you the Notes of the series to be purchased by you in the form of a single Note for each series of the Notes to be purchased by you (or such greater number of Notes in denominations of at least U.S. $500,000, £500,000 or Can. $500,000, as applicable, as you may request) dated the date of the Closing and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company at

(a) in the case of the U.S. Dollar Notes:

ACCOUNT INFORMATION REDACTED

Destination Bank:	xxxxxxxx
xxxxxxxx
xxxxxxxx
xxxxxxxx
xxxxxxxx

Pay to Bank:	xxxxxxxx
xxxxxxxx
xxxxxxxx
xxxxxxxx

For further credit to:	Pengrowth Energy Corporation
2100 222 3rd Avenue SW
Calgary, AB
Canada

xxxxxxxx
xxxxxxxx
xxxxxxxx

(b) in the case of the Pounds Sterling Notes:

Bank:	xxxxxxxx
Transit:	xxxxxxxx
Account:	xxxxxxxx
Swift:	xxxxxxxx

Institution:	xxxxxxxx

Pengrowth Energy Corporation	Note Purchase Agreement

Branch:	xxxxxxxx
Address:	xxxxxxxx

Beneficiary:	Pengrowth Energy Corporation;

and

(c) in the case of the Cdn. Dollar Notes:

Bank#	xxxxxxxx
Transit#	xxxxxxxx
Account#	xxxxxxxx
SWIFT:	xxxxxxxx

Institution:	xxxxxxxx
Branch:	xxxxxxxx
Address:	xxxxxxxx

Beneficiary:	Pengrowth Energy Corporation.

If at the Closing the Company shall fail to tender such Notes to you as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

Section 4.	Conditions to Closing.

Your obligation to purchase and pay for the Notes to be sold to you at the Closing is subject to the fulfillment to your satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1.    Representations and Warranties.  (a) The representations and warranties of the Company in this Agreement shall be correct when made and at the time of the Closing.

(b)The representations and warranties of the Initial Subsidiary Guarantors in the Subsidiary Guaranty shall be correct when made and at the time of the Closing.

Section 4.2.    Performance; No Default.  Each of the Company and the Initial Subsidiary Guarantors shall have performed and complied with all agreements and conditions contained in this Agreement or the Subsidiary Guaranty required to be performed or complied with by the Company or any Initial Subsidiary Guarantor prior to or at the Closing, and after giving effect to

Pengrowth Energy Corporation	Note Purchase Agreement

the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing.  The Company shall not have entered into, or permitted or caused any Restricted Subsidiary to enter into, any transaction since the date of the Memorandum that would have been prohibited by Section 10 hereof had such Section applied since such date.

Section 4.3.    Compliance Certificates.

(a)Company Officer’s Certificate.  The Company shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(a), 4.2 and 4.9 (as such conditions relate to the Company) have been fulfilled.

(b)Initial Subsidiary Guarantors’ Certificates.  Each Initial Subsidiary Guarantor shall have delivered to you an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1(b), 4.2 and 4.9 (as such conditions relate to such Initial Subsidiary Guarantor) have been fulfilled.

(c)Company Secretary’s Certificate.  The Company shall have delivered to you a certificate certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery by the Company of the Notes, this Agreement and the Other Agreements.

(d)Initial Subsidiary Guarantors Secretary’s Certificate.  Each of the Initial Subsidiary Guarantors shall have delivered to you a certificate certifying as to the resolutions attached thereto and other legal proceedings relating to the authorization, execution and delivery by such Initial Subsidiary Guarantors of the Subsidiary Guaranty.

Section 4.4.    Opinions of Counsel.  You shall have received opinions in form and substance satisfactory to you, dated the date of the Closing (a) from Torys LLP, special Canadian counsel for the Company and the Initial Subsidiary Guarantors, covering the matters set forth in Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as you or your special counsel may reasonably request, and (b) from Chapman and Cutler LLP, your special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as you may reasonably request.

Section 4.5.    Purchase Permitted by Applicable Law, Etc.  On the date of the Closing your purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which you are subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any Applicable Law (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject you to any tax, penalty or liability under or pursuant to any Applicable Law which was not in effect on the date hereof.  If requested by you, you shall have received on the date of the Closing an Officer’s Certificate certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

Pengrowth Energy Corporation	Note Purchase Agreement

Section 4.6.    Sale of Other Notes.  Contemporaneously with the Closing, the Company shall sell to the Other Purchasers, and the Other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in Schedule A.

Section 4.7.    Payment of Special Counsel Fees.  Without limiting the provisions of Section 15.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of your special United States counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

Section 4.8.    Private Placement Numbers.  A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each series of the Notes.

Section 4.9.    Changes in Legal Structure.  Neither the Company nor any Initial Subsidiary Guarantor shall have changed its jurisdiction of organization or been a party to any merger, consolidation or amalgamation and none of them shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

Section 4.10.    Certain Agreements.  On the date of the Closing, the Subsidiary Guaranty shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and you shall have received true, correct and complete copies of each of them.

Section 4.11.    Funding Instructions.  At least three Business Days prior to the date of the Closing, you shall have received written instructions executed by a Responsible Officer of the Company directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank’s ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.

Section 4.12.    Representation Letter.  Each Purchaser and Other Purchaser which is a resident in or otherwise subject to the applicable securities laws of a province of Canada shall have delivered to the Company a Representation Letter.

Section 4.13.    Proceedings and Documents.  All legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to you and your special counsel, and you and your special counsel shall have received all such counterpart originals or certified or other copies of such documents as you or they may reasonably request.

Section 5.         Representations and Warranties.

The Company represents and warrants to you on and as of the date of the Closing that:

Pengrowth Energy Corporation	Note Purchase Agreement

Section 5.1.    Organization; Power and Authority.  The Company is a corporation duly organized, validly existing and in good standing under the laws of Alberta, and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Other Agreements and the Notes and to perform the provisions hereof and thereof.  The Company is subject to the relevant commercial law and civil law and is generally subject to suit and it is not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise.  The execution and delivery of this Agreement, the Other Agreements and the Notes constitute private and commercial acts rather than governmental or public acts of the Company.

Section 5.2.    Authorization, Etc.  This Agreement, the Other Agreements and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3.    Disclosure.  The Company, through its agent, Citigroup Global Markets, Inc., has delivered to you and each Other Purchaser a copy of a Confidential Offering Memorandum, dated September 13, 2012 (the “Memorandum”), relating to the transactions contemplated hereby.  The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries.  This Agreement, the Memorandum, the documents, certificates or other writings delivered to you by or on behalf of the Company in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  Since June 30, 2012, there has been no change in the financial condition, operations, business or properties of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.  There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum or in the other documents, certificates and other writings delivered to you by or on behalf of the Company specifically for use in connection with the transactions contemplated hereby.

Section 5.4.    Organization and Ownership of Shares of Restricted Subsidiaries or Unrestricted Subsidiaries; Affiliates.  (a) Schedule 5.4 contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the

Pengrowth Energy Corporation	Note Purchase Agreement

correct name thereof, whether it is a Restricted or Unrestricted Subsidiary, the jurisdiction of its organization and the percentage of shares of each class of its capital stock or similar Equity Interests outstanding owned by the Company and each other Subsidiary, (ii) of the Company’s Affiliates, other than Subsidiaries, and (iii) of the Company’s directors and senior officers.

(b)All of the outstanding shares of capital stock or similar Equity Interests of each Subsidiary shown in Schedule 5.4 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

(c)Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as an extra-provincial or a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d)No Subsidiary is a party to, or otherwise subject to, any legal restriction or any agreement (other than this Agreement, the Other Agreements, the Existing Private Placement Note Agreements, the Bank Facilities, and customary limitations imposed by corporate law or legally equivalent statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar Equity Interests of such Subsidiary.

Section 5.5.    Financial Statements.  The Company has delivered to each Purchaser copies of the financial statements of the Company listed on Schedule 5.5.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries on a consolidated basis as of the respective dates specified in such financial statements and the consolidated results of the Company’s operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

Section 5.6.    Compliance with Laws, Other Instruments, Etc.  The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or

Pengrowth Energy Corporation	Note Purchase Agreement

provisions of any order, judgment, decree, or ruling of any court, arbitrator or other Governmental Authority applicable to the Company or any Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

Section 5.7.    Governmental Authorizations, Etc.  No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes except the filing of the Form 45-106F1 with the Alberta Securities Commission.

Section 5.8.    Litigation; Observance of Agreements, Statutes and Orders.  (a) There are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(b)Neither the Company nor any Subsidiary is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or other Governmental Authority or is in violation of any Applicable Law (including, without limitation, Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.9.    Taxes.  The Company and its Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  The Company knows of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Canadian federal, provincial or other taxes for all fiscal periods are adequate.  The Canadian federal and provincial income tax liabilities, if any, of the Company and its Subsidiaries have been assessed by Canada Revenue Agency and paid for all fiscal years up to and including the fiscal year ended December 31, 2011.

Section 5.10.    Title to Property; Leases.  The Company and its Subsidiaries have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited statement of financial position referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement.  All leases that individually or in

Pengrowth Energy Corporation	Note Purchase Agreement

the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11.    Licenses, Permits, Etc.  (a) The Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)To the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person.

(c)To the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

Section 5.12.    Compliance with Pension Laws.  (a)  Neither the Company nor any ERISA Affiliate maintains, contributes to or is obligated to maintain or contribute to, or has, at any time within the past six years, maintained, contributed to or been obligated to maintain or contribute to, any employee benefit plan which is subject to Title I or Title IV of ERISA or section 4975 of the Code.  Neither the Company nor any ERISA Affiliate is, or has ever been at any time within the past six years, a “party in interest” (as defined in section 3(14) of ERISA) or a “disqualified person” (as defined in section 4975 of the Code) with respect to any such plan.

(b)Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all Applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities; neither the Company nor any Subsidiary has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities.  All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.

(c)The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code.  The representation by the Company in the first sentence of this Section 5.12(c) is made in reliance upon and subject to the accuracy of your representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by you.

Section 5.13.    Private Offering by the Company.  Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to

Pengrowth Energy Corporation	Note Purchase Agreement

buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than you, the Other Purchasers and not more than 69 other Institutional Investors, each of which has been offered the Notes at a private sale for investment.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of section 5 of the Securities Act.

Section 5.14.    Use of Proceeds; Margin Regulations.  The Company will apply the proceeds of the sale of the Notes as set forth in Schedule 5.14 and not in a manner that would violate any of the laws referenced in Section 5.16.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  The Company does not own margin stock.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

Section 5.15.    Existing Debt; Future Liens.  (a) Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Company and its Subsidiaries as of August 31, 2012, since which date there has been no adverse Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Company or its Subsidiaries.  Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company or such Subsidiary and no event or condition exists with respect to any Debt of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)Neither the Company nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.4.

Section 5.16.    Foreign Assets Control Regulations, Etc.  (a) Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”) or a Person that is otherwise subject to an OFAC Sanctions Program (an “OFAC Listed Person”) or (ii) a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (ii), a “Blocked Person”).

(b)No part of the proceeds from the sale of the Notes hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Company or indirectly through any Controlled Entity, in connection with any investment in,

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or any transactions or dealings with, any Blocked Person or for investment in the Iranian energy sector (as defined in Section 201(1) of CISADA).

(c)To the Company’s knowledge after making due inquiry, neither the Company nor any Controlled Entity (i) is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering crimes under any Applicable Law (collectively, “Anti-Money Laundering Laws”), (ii) has been assessed civil penalties under any Anti-Money Laundering Laws or (iii) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.  The Company has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that the Company and each Controlled Entity is in compliance with all applicable current Anti-Money Laundering Laws.

(d) No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or any one else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in contravention of existing anti-corruption laws.  The Company has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that the Company and each Controlled Entity is in compliance with all applicable current anti-corruption laws and regulations.

(e)Neither the Company nor any Controlled Entity (i) is a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated anti-money laundering and anti-terrorism laws and regulations in effect in Canada (each a “Canadian Sanctions Designated Person”), (ii) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person that are restricted or prohibited under the statutes or regulations described in Section 5.16(e)(i), or (iii) knowingly is in possession or control of any property or entity that is owned or controlled by a Canadian Sanctions Designated Person.

Section 5.17.    Status under Certain Statutes.  Neither the Company nor any Subsidiary is an “investment company” registered or required to be registered subject to regulation under the United States Investment Company Act of 1940, as amended, or is subject to regulation under the United States Federal Power Act, as amended.

Section 5.18.    Notes Rank Pari Passu.  The obligations of the Company under this Agreement and the Notes rank at least pari passu in right of payment with all other unsecured Senior Debt (actual or contingent) of the Company, including, without limitation, all unsecured Senior Debt of the Company described in Schedule 5.15.

Section 5.19.    Environmental Matters.  Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other

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assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.  Except as otherwise disclosed to you in writing on Schedule 5.19:

(a)    neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b)    neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c)    all buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

Section 6.         Representations of the Purchaser.

Section 6.1.    Purchase for Investment.  (a) You represent that (i) you are purchasing the Notes for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds, each of which funds or accounts has not been created solely for the purpose of purchasing Notes, is purchasing as principal and purchasing not less than U.S. $200,000 of such Notes, and not with a view to the distribution thereof; provided that the disposition of your or their property shall at all times be within your or their control; (ii) you are knowledgeable, sophisticated and experienced in business and financial matters; you have previously invested in Securities similar to the Notes (but issued by other Persons); (iii) you (or, if you are purchasing for a managed account, such account on behalf of which you are acting) are able to bear the economic risk of your investment in the Notes and are presently able to afford the complete loss of such investment; (iv) you (or, if you are purchasing for a managed account, such account on behalf of which you are acting) are an “accredited investor” within the meaning of Rule 501(a)(1), (a)(3) or (a)(7) of Regulation D promulgated under the Securities Act; and (v) you have been afforded sufficient access to information about the Company and its Subsidiaries and their financial condition and business sufficient to enable you to evaluate your investment in the Notes.  You understand that the Notes have not been registered under the Securities Act or qualified for distribution by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold only if registered pursuant to the provisions of the Securities Act and a valid qualification under applicable state or provincial securities or “blue sky” laws or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or

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resold in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Company is not required to register the Notes in the United States or Canada.

(b)    You represent that:

(i)    you are not a resident of Canada. You acknowledge that:

(A)    no securities commission or similar regulatory authority has reviewed or passed on the merits of the Notes;

(B)    there is no government or other insurance covering the Notes;

(C)    there are risks associated with the purchase of the Notes;

(D)    there are restrictions on your ability to resell the Notes and it is your responsibility to find out what those restrictions are and to comply with them before selling the Notes;

(E)    the Company has advised you that the Company is relying on an exemption from the requirements to provide you with a prospectus and to sell the Notes through a person or a company registered to sell securities under the Securities Act (Alberta) (the “Alberta Securities Act”) and, as a consequence of acquiring the Notes pursuant to this exemption, certain protections, rights and remedies provided by the Alberta Securities Act, including statutory rights of rescission or damages, will not be available to you; and

(F)    the Notes are subject to resale restrictions under applicable securities laws, you have been advised to consult your own legal advisors with respect to applicable re-sale restrictions, and you will comply with all relevant securities legislation concerning re-sale of the Notes; or

(ii)    you are a resident in or otherwise subject to the applicable securities laws of a province of Canada and are purchasing the Notes as principal for your own account, not for the benefit of any other person and not with a view to the distribution thereof and you have concurrently executed and delivered a Representation Letter in the form attached as Schedule 6.1(b) to this Agreement (a “Representation Letter”) and specifically represent and warrant that one or more of the categories set forth in Appendix A attached to the Representation Letter correctly, and in all respects, describes you, and will describe you as at the Closing, and you have so indicated by initialing or placing a check mark beside the category in such Appendix A which so describes you.

Section 6.2.    Source of Funds.  You represent that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by you to pay the purchase price of the Notes to be purchased by you hereunder:

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(a)    the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed ten percent (10%) of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(b)    the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)    the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1, or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as have been disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)    the Source constitutes assets of an “investment fund” (within the meaning of Part VI of PTE 84-14 (the “QPAM Exemption”)) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, as of the last day of its most recent calendar quarter, the QPAM does not own a 10% or more interest in the Company and no Person controlling or controlled by the QPAM (applying the definition of “control” in Section VI(e) of the QPAM Exemption) owns a 20% or more interest in the Company (or less than 20% but greater than 10%, if such Person exercises control over the management or policies of the Company by reason of its ownership interest), and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM

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Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)    the Source constitutes assets of a “plan(s)” (within the meaning of Section IV of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a Person controlling or controlled by the INHAM (applying the definition of “control” in Section IV(d) of the INHAM Exemption) owns a 10% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)    the Source is a governmental plan; or

(g)    the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)    the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

Section 7.         Information as to the Company.

Section 7.1.    Financial and Business Information.  The Company shall deliver to each holder of Notes that is an Institutional Investor:

(a)    Quarterly Statements — within 60 days after the end of each quarterly fiscal period in each fiscal year of the Company (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of:

(i)    an unaudited consolidated statement of financial position of the Company (on a consolidated basis with respect to the Company and its Subsidiaries) as at the end of such quarter, and

(ii)    unaudited consolidated statements of comprehensive income and changes in equity, cash flow and equity of the Company (on a consolidated basis with respect to the Company and its Subsidiaries) for such quarter and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter,

Pengrowth Energy Corporation	Note Purchase Agreement

setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the consolidated financial position of the Company being reported on and the results of operations and cash flows;

(b)    Annual Statements — within 120 days after the end of each fiscal year of the Company, duplicate copies of,

(i)    a consolidated statement of financial position of the Company (on a consolidated basis with respect to the Company and its Subsidiaries), as at the end of such year, and

(ii)     consolidated statements of comprehensive income and changes in equity, cash flow and equity of the Company (on a consolidated basis with respect to the Company and its Subsidiaries), for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by a report thereon of a firm of independent chartered accountants of recognized international standing selected by the Company to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries and their consolidated results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards and included such tests of the accounting records and such other auditing procedures as said accountants deemed necessary in the circumstances;

(c)    Alberta Securities Commission and Other Reports — promptly upon their becoming available, one copy of (i) each financial statement sent by the Company or any Restricted Subsidiary to securities holders generally, and (ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Company or any Restricted Subsidiary with any securities commission, including, without limitation, the Alberta Securities Commission or the United States Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States Federal or state or provincial securities regulatory authority or with any Canadian or United States stock exchange and of all press releases and other statements made available generally by the Company or any Restricted Subsidiary to the public concerning developments that are Material, with such documents being deemed delivered upon filing on SEDAR or EDGAR and on its homepage on the worldwide web (at the date of this Agreement located at: http//www.pengrowth.com) and shall have, in the case of clause (i) above, given each holder of the Notes notice on a timely basis of such availability on SEDAR or EDGAR, as the case may be, and on its home page in connection with each such delivery;

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(d)    Notice of Default or Event of Default — promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e)    ERISA Matters — promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i)    with respect to any Plan, any reportable event, as defined in section 4043(b) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii)    the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)    any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f)    Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company or any Restricted Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g)    Current Reserve Reports — concurrently with the delivery of the annual financial statements of the Company pursuant to Section 7.1(b), a Current Reserve Report; provided that such Current Reserve Report shall only be delivered if, and only for so long as, the Company is not a reporting issuer or a public reporting company under the rules of either the Alberta Securities Commission or the United States Securities and Exchange Commission;

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(h)    Company Financial Statements — if and for so long as the Company and its Restricted Subsidiaries on a consolidated basis (but excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Company and its Subsidiaries on a consolidated basis, then the Company shall be required, within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Company and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Company and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Company and its Subsidiaries on a consolidated basis, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Company and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Company and its Subsidiaries on a consolidated basis; and

(i)    Requested Information — with reasonable promptness, such other data and information relating to the business, operations, financial condition, assets or properties of the Company or any Restricted Subsidiary or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes, including without limitation, such information as is required by SEC Rule 144A under the Securities Act to be delivered to any prospective transferee of the Notes.

Section 7.2.    Officer’s Certificate.  Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer setting forth:

(a)    Covenant Compliance — (i) the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.1 through 10.5 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence), and (ii) a statement confirming and, in connection with financial statements delivered pursuant to Section 7.1(b), the information (including detailed calculations) required in order to establish whether the Company and its Restricted Subsidiaries on a consolidated basis (but excluding Unrestricted Subsidiaries) contribute in the aggregate 90% or more of the revenue of the Company and its Subsidiaries on a consolidated basis; and

(b)    Event of Default — a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and the Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the

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existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company or any Restricted Subsidiary, as the case may be, shall have taken or proposes to take with respect thereto.

Section 7.3.    Inspection.  The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)    No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the finances and accounts of the Company and the Restricted Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and the Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)    Default — if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Company and the Restricted Subsidiaries, to examine all their respective books of acc   ount, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company and the Company authorize said accountants to discuss the finances and accounts of the Company and the Restricted Subsidiaries), all at such times and as often as may be requested.

Section 8.         Prepayment of the Notes.

Section 8.1.    Required Prepayments.  No regular scheduled payment of the principal of the Notes of any series is required prior to the date of its maturity.

Section 8.2.    Optional Prepayments.  The Company may, at its option, upon notice provided below, prepay at any time all, or from time to time any part of, the Notes in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall also be accompanied by a certificate of a Senior Financial Officer as to the

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estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to any prepayment pursuant to this Section 8.2, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3.    Redemption for Reasons of Taxation.  If in the good faith opinion of the Board of Directors of the Company (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized national standing to the same such effect), the Company would be obligated to pay a Tax Indemnity Amount greater than 5% of any interest payment in respect of the applicable series of Notes pursuant to Section 14.3 as a result of a change of tax law after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 14.3, the Company may, by giving written notice to each holder of the applicable series of Notes not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the applicable series of outstanding Notes with respect to which any such amounts will be payable by payment of 100% of the principal amount of the Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 14.3, but without premium.  At any time on or after the date on which any holder of the Notes receives notice pursuant to this Section 8.3 that the Company intends to prepay the applicable series of Notes held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Company in the manner provided in Section 18, irrevocably waive any and all right to any payment of any additional amounts the Company would become obligated to pay under Section 14.3 as a result of any deduction or withholding which would be required with respect to any Relevant Tax, such waiver to be effective as of the date of delivery by the Company of such notice of prepayment and to survive termination of this Agreement and payment in full of the Notes, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 14.3 in respect of any other event or condition that shall have given rise to the Company’s prepayment right under this Section 8.3, including, without limitation, any increase in the amount of any payment that a holder of any Note would be entitled to receive under Section 14.3 notwithstanding any waiver previously delivered pursuant to this Section 8.3.  Effective upon receipt of notice of such waiver, the Company shall then cease to have any right of prepayment with respect to such Notes under this Section 8.3 in respect of the Relevant Tax to which the notice relates.  True, correct and complete copies of any determination by the Board of Directors of the Company as to the existence of any such obligation to pay a Relevant Tax as herein contemplated and the opinion of independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the Notes concurrently with any written notice delivered to the holders of the Notes pursuant to the first sentence of this Section 8.3.

Section 8.4.    Allocation of Partial Prepayments.  In the case of each partial prepayment of the Notes pursuant to Section 8.2, the principal amount of the Notes shall be allocated pro rata among all of the holders of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.  All prepayments pursuant to Section 8.3 shall be applied as therein provided and

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all partial prepayments made pursuant to Section 8.8 shall be applied only to the Notes of the holders who have elected to participate in such prepayment.

Section 8.5.    Maturity; Surrender, Etc.  In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.6.    Purchase of Notes.  The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes, including for certainty pursuant to Section 8.2 or (b) pursuant to an offer to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions; provided that, in the case of clause (b), the Company shall not consummate such purchase of Notes unless and until holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates) have accepted such offer.  Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 15 Business Days.  If the holders of more than 51% of the principal amount of the Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least 5 Business Days from its receipt of such notice to accept such offer.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.7.    Make-Whole Amount.  The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal; provided that the Make-Whole Amount may in no event be less than zero.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with

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respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any U.S. Dollar Note, 0.50%, whether in the case of any prepayment of the U.S. Dollar Notes pursuant to Section 8.2 or in the case of the acceleration of the U.S. Dollar Notes pursuant to Section 12.1, over the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” of the Bloomberg Financial Markets Services Screen (or, if not available, any other national recognized trading screen reporting on-line intraday trading in the U.S. Treasury securities) for actively traded on-the-run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Global Market Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded on-the-run U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.  Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded on-the-run U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded on-the-run U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.  The Reinvestment Yield shall be rounded to a number of decimal places as appears in the interest rate of the applicable U.S. Dollar Note.

“Reinvestment Yield” means, with respect to the Called Principal of any Pounds Sterling Note, the sum of (x) 0.50% plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (London time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PXUK” (or such other display as may replace Page PXUK) on Bloomberg Financial Markets (“Bloomberg”) for the then most actively traded, on the run UK Gilt securities (the “Reference Stock”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date or (ii) if (a) Page PXUK (or such other display as may replace Page PXUK) is not published on that day, or (b) there is a manifest error in the displayed figures or (c) the calculation in Page PXUK ceases to be in keeping with the Formula for the Calculation of Redemption Yields indicated in the United Kingdom Debt Management Office notice entitled "Formulae for Calculating Gilt Prices from Yields", page 4, Section One: Price/Yield Formulae "Conventional Gilts: Double-dated and Undated Gilts with assumed (or Actual) Redemption on a Quasi-Coupon Date" published on June 8, 1998, as supplemented, amended or replaced from time to time (the "Formula"), then the gross redemption yield calculated on the basis of

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the arithmetic mean (to three decimal places 0.0005 rounded down) of the mid market price for the Reference Stock on a dealing basis by three authorized leading market makers in the gilt-edged market as at or about 11:00 a.m. London time on the second Business Day preceding the Settlement Date according to the Formula.

“Reinvestment Yield” means, with respect to the Called Principal of any Cdn. Dollar Note, the sum of (x) 0.50% plus (y) (i) the yield to maturity, as of 10:00 a.m. (New York City time) on the third Business Day preceding the Settlement Date with respect to such Called Principal, as provided by two major Canadian investment dealers designated by the holders of at least 51% in principal amount of the Cdn. Dollar Notes (the “Designated Investment Dealers”), for a non-callable Government of Canada bond in Cdn. Dollars having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the average of the yields for such securities as determined by the Designated Investment Dealers.

In the case of each determination under clause (i) or (ii), as the case may be, of the preceding paragraph, such implied yield will be determined, if necessary, by interpolating linearly between (1) the non-callable Government of Canada bond in Cdn. Dollars with the maturity closest to and greater than the Remaining Average Life of such Called Principal and (2) the non-callable Government of Canada bond in Cdn. Dollars with the maturity closest to and less than the Remaining Average Life of such Called Principal.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Cdn. Dollar Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has

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become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

Section 8.8.    Change in Control.

(a)    Notice of Change in Control. The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to each holder of Notes.  Such notice shall contain and constitute an offer to prepay Notes as described in subparagraph (b) of this Section 8.8 and shall be accompanied by the certificate described in subparagraph (e) of this Section 8.8.

(b)    Offer to Prepay Notes.  The offer to prepay Notes contemplated by subparagraph (a) of this Section 8.8 shall be an offer to prepay, in accordance with and subject to this Section 8.8, all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”), which date shall be not less than 30 Business Days and not more than 120 Business Days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 45th Business Day after the date of such offer).

(c)    Acceptance/Rejection.  A holder of Notes may accept the offer to prepay made pursuant to this Section 8.8 by causing a notice of such acceptance to be delivered to the Company not later than 15 Business Days after receipt by such holder of the most recent offer of prepayment, but in any event at least 10 Business Days prior to the Proposed Prepayment Date.  A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.8 shall be deemed to constitute a rejection of such offer by such holder.

(d)    Prepayment.  Prepayment of the Notes to be prepaid pursuant to this Section 8.8 shall be at 100% of the principal amount of such Notes, together with interest on such Notes accrued to the date of prepayment, but without Make-Whole Amount or other premium.

(e)    Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.8 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.8; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section8.8 have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Change in Control.

(f)    Certain Definitions. “Change in Control” shall be deemed to have occurred if any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Exchange Act as in effect on the date of the Closing) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act) (in any such case, the “Acquiror” or the “Acquirors”):

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(i)    become the “beneficial owners” (as such term is used in Rule 13d-3 under the Exchange Act as in effect on the date of the Closing), directly or indirectly of more than 50% of the Equity Interests of the Company; or

(ii)    acquire after the date of the Closing, the power to elect, appoint or cause the election or appointment of at least a majority of the members of the board of directors (or the legal equivalent thereof) of the Company.

(g)    All calculations contemplated in this Section 8.8 involving the capital stock of any Person shall be made with the assumption that all convertible Securities of such Person then outstanding and all convertible Securities issuable upon the exercise of any warrants, options and other rights outstanding at such time were converted at such time and that all options, warrants and similar rights to acquire shares of capital stock of such Person were exercised at such time.

Section 9.         Affirmative Covenants.

The Company covenants that so long as any of the Notes are outstanding:

Section 9.1.    Compliance with Law.  (a) The Company will, and will cause each Restricted Subsidiary (and, with respect to the laws and regulations that are referred to in Section 5.16, each Controlled Entity) to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA and Applicable Laws in respect of Non-U.S. Pension Plans, the USA Patriot Act, all Environmental Laws and the other laws and regulations that are referred to in Section 5.16, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)Without limiting Section 9.1(a), the Company will not, and will not permit any Restricted Subsidiary, to take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Material Lien on any property of the Company or any Restricted Subsidiary pursuant to any Canadian federal or provincial law, nor will the Company permit any Restricted Subsidiary to withdraw from any multiemployer plan if, in any such case, such termination or withdrawal would result in the occurrence of an Event of Default under Section 11(k).

Section 9.2.    Insurance.  The Company will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated, except

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where the failure to maintain any such insurance could not reasonably be expected to have a Material Adverse Effect.

Section 9.3.    Maintenance of Properties.  The Company will, and will cause each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section 9.3 shall not prevent the Company or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4.    Payment of Taxes and Claims.  The Company will, and will cause each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Restricted Subsidiary; provided that neither the Company nor any Restricted Subsidiary need pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Company or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Restricted Subsidiary or (b) the nonpayment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Section 9.5.    Legal Existence, Etc.  Subject to Section 10.6, the Company will at all times preserve and keep in full force and effect its legal existence.  Subject to Sections 10.6 and 10.7, the Company will at all times preserve and keep in full force and effect the legal existence of each Restricted Subsidiary (unless merged into the Company or another Restricted Subsidiary) and all rights and franchises of the Company and the Restricted Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such legal existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6.    Nature of Business.  Neither the Company nor any Restricted Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and the Restricted Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

Section 9.7.    Notes to Rank Pari Passu.  The Notes and all other obligations of the Company under this Agreement are and at all times shall remain direct and unsecured obligations

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of the Company ranking pari passu as against the assets of the Company with all other present and future unsecured Senior Debt (actual or contingent) of the Company or in each case its permitted successors or assigns pursuant to Section 10.6(c) or Section 10.6(d).

Section 9.8.    Designation of Restricted Subsidiaries.  The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary; provided that:  (a) the Company shall have given not less than 10 days’ prior written notice to the holders of the Notes that a Senior Financial Officer has made such determination, (b) immediately after giving effect to the designation or redesignation, as the case may be, no Default or Event of Default would exist, (c) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt (other than Debt that could at the time of such designation be incurred within the limitations of this Agreement) or capital stock of the Company or any Restricted Subsidiary, (d) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Priority Debt of such Restricted Subsidiary so designated shall be permitted within the limitations of Section 10.3(b) and all existing Liens of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.4, notwithstanding that any such Priority Debt or Lien existed as of the date of Closing, (e) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as an Unrestricted Subsidiary more than once, and (f) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.

Section 9.9.    Guaranty by Subsidiaries.  The Company will cause each Subsidiary which delivers a Guaranty in respect of, or becomes an obligor under, the Company’s Bank Facilities or any Existing Private Placement Note Agreement to concurrently enter into a Subsidiary Guaranty, and within three Business Days thereafter deliver to each of the holders of the Notes the following items, it being understood that any such Subsidiary Guaranty may be released in accordance with the provisions of Section 2.3(a):

(a)    an executed counterpart of such Subsidiary Guaranty or joinder agreement in respect of an existing Subsidiary Guaranty, as appropriate, and pari passu Liens, if any, as granted by such Subsidiary under the Bank Facilities;

(b)    a certificate signed by a Responsible Officer of such Subsidiary representing and warranting that:

(i)    the Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly qualified as an extra-provincial or a foreign corporation and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material

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Adverse Effect.  The Subsidiary has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Subsidiary Guaranty, and to perform the provisions thereof,

(ii)    the Subsidiary Guaranty has been duly authorized by all necessary corporate action on the part of the Subsidiary, and constitutes a legal, valid and binding obligation of the Subsidiary enforceable against the Subsidiary in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law),

(iii)    the execution, delivery and performance by the Subsidiary of the Subsidiary Guaranty will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or the legal equivalent of the foregoing or any other agreement or instrument to which the Subsidiary is bound or by which the Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Subsidiary, and

(iv)    no consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Subsidiary of the Subsidiary Guaranty;

(c)    such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by such Subsidiary Guaranty; and

(d)    an opinion of counsel reasonably satisfactory to the Required Holders to the effect that such Subsidiary Guaranty has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such Subsidiary enforceable in accordance with its terms, except as an enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

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Section 10.       Negative Covenants.

The Company covenants that so long as any of the Notes are outstanding:

Section 10.1.    Interest Coverage Ratio.  The ratio of (a) Consolidated EBITDA for the four immediately preceding fiscal quarters to (b) Consolidated Interest Expense for such four fiscal quarter period shall not at any time be less than 4.0 to 1.0, with the determination of compliance with this Section 10.1 to be made as at the end of each fiscal quarter.

Section 10.2.    Consolidated Total Debt to Capitalization Ratio.  The Consolidated Total Debt to Capitalization Ratio shall not at any time exceed 55%, with the determination of compliance with this Section 10.2 to be made as at the end of each fiscal quarter.

Section 10.3.    Limitation on Debt.  (a) The ratio of (i) Consolidated Total Debt to (ii) Consolidated EBITDA for each period of four consecutive fiscal quarters shall not at any time exceed 3.5 to 1.0, with the determination of compliance by the Company with this Section 10.3 to be made as at the end of each fiscal quarter.

(b)The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or otherwise incur or in any manner become liable in respect of any Priority Debt, unless after giving effect thereto and to the application of the proceeds thereof, the aggregate amount of all Consolidated Priority Debt (including the Priority Debt then to be created, issued, assumed, guaranteed or otherwise incurred) does not exceed 20% of Consolidated Net Worth.

Section 10.4.    Limitation on Liens.  The Company will not, and will not permit any Restricted Subsidiary to, create or incur, or suffer to be incurred or to exist, any Lien on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except:

(a)    Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Company or any Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(b)    Liens of any judgments rendered, or claim filed, against the Company or any Restricted Subsidiary which the Company or any such Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

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(c)    Liens imposed or permitted by law, such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the Company or any Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien the Company and/or such Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

(d)    undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the Company or any Restricted Subsidiary or any of their respective properties or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary; provided that any such contest will involve no risk of loss of any Material part of the property of the Company and the Restricted Subsidiaries taken as a whole;

(e)    Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favor of any other Person conducting the development or operation of the property to which such Liens relate, for the Company’s or any Restricted Subsidiary’s portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money; provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the Company or such Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

(f)    overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on petroleum substance production in respect of the Company’s or any Restricted Subsidiary’s oil and gas properties that are entered into with or granted on an arm’s length basis to third parties in the ordinary course of business and for the purpose of carrying on the same and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted, but not, in any event, in connection with the borrowing of money;

(g)    Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Company’s or any Restricted Subsidiary’s oil and gas properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

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(h)    easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Company or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(i)    Liens arising in connection with workers’ compensation, employment insurance, pension and employment laws or regulations and not in connection with the borrowing of money; provided that (i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith and (ii) any such contest will involve no risk of loss of any Material part of the property of the Company and its Restricted Subsidiaries taken as a whole;

(j)    Liens in favor of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other Governmental Authority in the ordinary course of the business operations of the Company and the Restricted Subsidiaries; provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such security interest in the conduct of the business of the Company and the Restricted Subsidiaries taken as a whole;

(k)    the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(l)    all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(m)    Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, provided that (i) such agreement is entered into in the ordinary course of its business, on arms’ length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of the Company or any Restricted Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Company or such Restricted Subsidiary, as applicable, and (iii) the Liens have not become the subject of realization actions under Applicable Law, or if they have:  (1) such realization actions are being contested by the Company or a Restricted Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and

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(2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(n)    Liens securing Non-Recourse Debt;

(o)    Liens securing Debt of the Company or a Restricted Subsidiary to the Company or another Wholly-owned Restricted Subsidiary;

(p)    Liens existing as of the date of the Closing and described on Schedule 5.15;

(q)    Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the Company or a Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach; provided that (i) the Lien shall attach solely to the property or assets acquired, purchased or constructed, (ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be, (iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the Company or a Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and (iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);

(r)    any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the Company or a Restricted Subsidiary or (subject always to Section 9.8(d)) its becoming a Restricted Subsidiary, or any Lien existing on any property or assets acquired by the Company or any Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that (i) each such Lien shall extend solely to the property or assets so acquired, (ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and (iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under

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Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder);

(s)    Liens created or incurred after the date of the Closing given to secure Debt of the Company or any Restricted Subsidiary in addition to the Liens permitted by the preceding clauses (p), (q) and (r) of this Section 10.4; provided that (i) all Debt secured by such Liens shall have been incurred within the limitations provided in Section 10.3(b) and (ii) after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder); and provided, further, that, notwithstanding the foregoing, in the event that at any time the Company or any Restricted Subsidiary provides a Lien to or for the benefit of the lenders under any of the Bank Facilities or any Bank Agent on their behalf, or the holders of notes issued under any Existing Private Placement Note Agreement then the Company will, and will cause each of its Restricted Subsidiaries that has provided any such Lien to concurrently grant to and for the benefit of the holders of the Notes a similar first priority Lien (subject only to Liens otherwise permitted by this Section 10.4, and ranking pari passu with the Lien provided to or for the benefit of the lenders and/or any Bank Agent, as the case may be, under any of the Bank Facilities or the holders of notes issued under any Existing Private Placement Note Agreement), over the same assets, property and undertaking of the Company and such Restricted Subsidiary as those encumbered in respect of any of the Bank Facilities or Existing Private Placement Note Agreement, in form and substance reasonably satisfactory to the Required Holders with such security to be the subject of an intercreditor agreement among the lenders and/or the Bank Agent, as the case may be, under any such Bank Facility or Facilities, the holders of notes issued under any Existing Private Placement Note Agreement and the holders of Notes, which shall be reasonably satisfactory in form and substance to the Required Holders; and

(t)    any extension, renewal or refunding of any Lien permitted by the preceding clauses (p), (q) or (r) of this Section 10.4 in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby; provided that (i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding, (ii) such Lien shall attach solely to the same such property, (iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and (iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).

Section 10.5.    Restricted Payments.  The Company will not make any Restricted Payment if at the time of the making thereof, a Default or Event of Default exists (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder) or if after giving effect to the proposed Restricted Payment a Default or Event of Default would exist (including, without limitation,

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under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).

Section 10.6.    Mergers and Consolidations.  The Company will not, and will not permit any Restricted Subsidiary to, consolidate with or be a party to a merger or amalgamation with any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; provided that:

(a)    any consolidation, merger or amalgamation involving (i) the Company and any one or more of the Subsidiaries so long as the Company is the surviving entity or (ii) Subsidiaries (and no other Person) so long as a Restricted Subsidiary is the surviving entity and any sale, lease or other disposition of all or substantially all of the assets from a Subsidiary to the Company or a Restricted Subsidiary shall be permitted;

(b)    a Restricted Subsidiary may sell or otherwise dispose of all or substantially all of the assets of such Restricted Subsidiary to any other Person for consideration which represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition, if such sale or other disposition is consummated within the limitations of Section 10.7;

(c)    the Company may consolidate, merge or amalgamate with or into any other Person if (i) such Person which results from such consolidation, merger or amalgamation is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes, according to their tenor, and the due and punctual performance and observation of all of the covenants in the Notes and this Agreement to be performed or observed by the Company are expressly assumed in writing by the surviving Person and the surviving Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that such instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its obligations under the Subsidiary Guaranty to which it is party (unless and to the extent any such Subsidiary Guaranty was terminated or released as expressly permitted by the terms hereof and thereof), and (iv) at the time of such consolidation, merger or amalgamation and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder); and

(d)    the Company may sell or otherwise dispose of all or substantially all of its assets (other than assets of Restricted Subsidiaries, which may be sold or otherwise disposed of pursuant to Section 10.7) to any other Person for consideration which

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represents the fair market value of such assets (as determined in good faith by the Board of Directors of the Company) at the time of such sale or other disposition if (i) the acquiring Person is a legal entity organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia, (ii) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants in the Notes and in this Agreement to be performed or observed by the Company are expressly assumed in writing by the acquiring Person and the acquiring Person shall furnish to the holders of the Notes an opinion of counsel satisfactory to the Required Holders to the effect that such instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, (iii) each Subsidiary Guarantor shall have affirmed in writing its obligations under the Subsidiary Guaranty to which it is party (unless and to the extent any such Subsidiary Guaranty was terminated or released as expressly permitted by the terms hereof and thereof), and (iv) at the time of such sale or disposition and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder).

No such conveyance, transfer or lease of substantially all of the assets of the Company shall have the effect of releasing the Company or any successor corporation or limited liability company that shall theretofore have become such in the manner prescribed in Section 10.6 from its liability under this Agreement and the Notes.

Section 10.7.    Sale of Assets.   Except as otherwise expressly permitted by Section 10.6, the Company will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of, any assets of the Company or any Restricted Subsidiary to any Person, except that:

(a)    the Company and Restricted Subsidiaries may make any Permitted Disposition;

(b)    the Company and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any other Person; provided that:

(i)    such assets are sold, leased, transferred or disposed of for proceeds not less than their fair market value at the time of such disposition (as determined by a Senior Financial Officer in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $25,000,000 and as determined by the Board of Directors of the Company in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $25,000,000),

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(ii)       (1)    such assets, plus

(2)    all other assets of the Company and Restricted Subsidiaries sold, leased, transferred or otherwise disposed of (other than pursuant to clause (a) of this Section 10.7) during the twelve-month period consisting of the fiscal quarter in which such disposition occurs and the previous three fiscal quarters of the Company (the “Disposition Year”), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or fair market value, in the case of a lease, transfer or other disposition, less

(3)    all Eligible Reinvestments made by the Company and Restricted Subsidiaries during the Disposition Year, and less

(4)    all optional payments on account of principal of the Notes and principal of other Senior Pro Rata Debt ranking at least pari passu with the Notes made by the Company and Restricted Subsidiaries during the Disposition Year (so long as such payments have been made to the holders of Notes pursuant to Section 8.2 pro rata with the holders of other Senior Pro Rata Debt based on the outstanding principal amounts thereof, provided that any holder of the Notes may, by notice in writing to the Company waive the requirement that it receive its pro rata share of any such prepayment to be made on account of the Notes), do not represent more than 15% of Consolidated Tangible Assets, determined as at the end of the Company’s most recently completed fiscal quarter immediately prior to such sale, lease, transfer or other disposition, and

(iii)    no Default or Event of Default would exist immediately after such disposition is effected (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder), and

(c)    the Company and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any other Person in excess of the 15% limitation set out in clause (b) of this Section 10.7; provided that:

(i)    such assets are sold, leased, transferred or disposed of for proceeds equal to or greater than their fair market value at the time of such disposition (as determined by a Senior Financial Officer in the case of any sale, lease, transfer or disposition of assets the fair market value of which does not exceed Can. $25,000,000 and as determined by the Board of Directors of the Company in the case of any sale, lease, transfer or disposition of assets the fair market value of which equals or exceeds Can. $25,000,000), and

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(ii)    no Default or Event of Default would exist immediately after such disposition is effected (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as at the date of determination hereunder), and

; provided further that at least one of the following conditions is met:

(iii)    an amount equal to the proceeds in excess of the 15% permitted in clause (b) of this Section 10.7 (the “Excess Cash Proceeds”), to the extent not applied to make an offer to prepay Senior Pro Rata Debt in accordance with clause (iv) below or deposited in a Collateral Account in accordance with clause (v) below, is reinvested in Eligible Reinvestments within 365 days after the date of the transaction giving rise thereto, or

(iv)    (A)the Company will make an offer to all of the holders of Notes to prepay Notes in accordance with the mechanics set forth in Section 8.2 (including an offer to pay the applicable Make-Whole Amount, if any), which offer shall be deemed accepted by the holders of the Notes absent a notice from such holders to the contrary, and (B) the Company will prepay the Notes and pay the applicable Make-Whole Amount, if any, and other Senior Pro Rata Debt ranking at least pari passu with the payment obligations of the Company under the Notes (to the extent that such prepayment of Senior Pro Rata Debt is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law) in an amount equal to the Excess Cash Proceeds, to the extent not reinvested in Eligible Reinvestments in accordance with clause (iii) above, or deposited in a Collateral Account in accordance with clause (v) below, such amount to be applied within 365 days after the date of the transactions giving rise thereto, or

(v)    an amount equal to the Excess Cash Proceeds, to the extent not already reinvested in Eligible Reinvestments in accordance with clause (iii) above or applied to make an offer of prepayment of Senior Pro Rata Debt in accordance with clause (iv) above, is deposited in a Collateral Account within 365 days after the date of the transaction giving rise thereto.

For the purposes of this clause (c):

(a)    a holder of Notes shall, within 15 Business Days of receiving a notice of an offer of prepayment from the Company pursuant to 10.7(c)(iv) and Section 8.2 hereof in respect of clause (iv) above, elect either (A) to accept such offer of prepayment on the foregoing terms, or (B) to decline such offer of prepayment, failing which election such holder shall be deemed to have accepted such offer of prepayment on the foregoing terms.  If such offer of prepayment is declined by a holder of Notes, the portion of the Excess Cash Proceeds offered to prepayment of the Notes and so declined shall thereupon be deemed to have been reinvested in Eligible Reinvestments pursuant to clause (iii) above and, to the

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extent deposited in the Collateral Account, shall be released therefrom.  The balance of such Excess Cash Proceeds shall be applied to a prepayment on account of other Senior Pro Rata Debt to the extent such prepayment is not prohibited by the terms of any agreement creating or evidencing such Senior Pro Rata Debt or by any Applicable Law;

(b)    the pro rata portion of any Excess Cash Proceeds to be used to make an offer to prepay the Notes shall be determined by multiplying the Excess Cash Proceeds in question by a fraction, the numerator of which is the aggregate principal amount of the Notes then outstanding, and the denominator of which is all Senior Pro Rata Debt which the Company is not prohibited by contract or Applicable Law from prepaying, and which ranks at least pari passu with the Notes; and

(c)    the Company shall, until any Excess Cash Proceeds are reinvested, applied to the payment of Senior Pro Rata Debt or collateralized pursuant to one or more of clauses (iii), (iv) or (v) above, keep such Excess Cash Proceeds segregated in a separate deposit account in the name of the Company with a Significant Bank.

Section 10.8.    Transactions with Affiliates.  The Company will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or a Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Restricted Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

Section 10.9.    Terrorism Sanctions Regulations.  The Company will not and will not permit any Controlled Entity to (a) become a Blocked Person or a Canadian Sanctions Designated Person or (b) have any investments in or engage in any dealings or transactions with any Blocked Person or a Canadian Sanctions Designated Person except in accordance with Applicable Law and in a manner where such investments, transactions or dealings would not cause the purchase, holding or receipt of any payment or exercise of any rights in respect of any Note by the holder thereof to be in violation of any laws or regulations administered by OFAC or any laws or regulations referenced in Section 5.16(e).

Section 11.       Events of Default.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)    the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

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(b)    the Company defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than five Business Days after the same becomes due and payable; or

(c)    the Company defaults in the performance of or compliance with any term contained in Sections 10.1 through 10.7; or

(d)    the Company or any Subsidiary Guarantor defaults in the performance of or compliance with any term contained herein (other than those referred to in paragraphs (a), (b) or (c) of this Section 11), or in any Subsidiary Guaranty, as the case may be, and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (d) of Section 11); or

(e)    any representation or warranty made in writing by or on behalf of the Company, or any Subsidiary Guarantor or by any officer of the Company or any Subsidiary Guarantor in this Agreement or any Subsidiary Guaranty, as the case may be, or in any writing furnished in connection with the transactions contemplated hereby or thereby proves to have been false or incorrect in any material respect on the date as of which made, and the facts or circumstances which caused such representation or warranty to have been false or incorrect are not remedied within 20 days after the earlier of (i) a Responsible Officer obtaining actual knowledge thereof and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (e) of Section 11); or

(f)    (i) the Company or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into Equity Interests), (x) the Company or any Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least U.S. $20,000,000 (or its equivalent in the relevant currency of payment), or (y) one

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or more Persons have the right to require the Company or any Restricted Subsidiary so to purchase or repay such Debt; or

(g)    any Subsidiary Guaranty shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that such Subsidiary Guaranty is invalid, void or unenforceable or any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations thereunder, unless such Subsidiary Guaranty is released as and to the extent contemplated by Section 2.3(a) or;

(h)    the Company or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate or legally equivalent action for the purpose of any of the foregoing; or

(i)    a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any Restricted Subsidiary, a custodian, receiver, trustee, liquidator, sequestrator or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any Restricted Subsidiary, or any such petition shall be filed against the Company or any Restricted Subsidiary, and such petition shall not be dismissed within 60 days; or

(j)    a final judgment or judgments for the payment of money aggregating in excess of U.S. $20,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company or any Restricted Subsidiary (other than in respect of Non-Recourse Debt, where any such judgment is obtained in order to allow realization on Liens over a Non-Recourse Project), and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(k)    if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of

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any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S. $2,000,000, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Company or any Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of the Company or any Restricted Subsidiary pursuant to any law, or (vii) the Company or any Restricted Subsidiary establishes or amends any employee welfare benefit plan (as defined in section 3 of ERISA) that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Restricted Subsidiary thereunder; and any such event or events described in clauses (i) through (vii) of this Section 11(k), either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.

As used in Section 11(k), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.

Section 12.       Remedies on Default, Etc.

Section 12.1.    Acceleration.  (a) If an Event of Default described in paragraph (h) or (i) of Section 11 (other than an Event of Default described in clause (i) of paragraph (h) or described in clause (vi) of paragraph (h) by virtue of the fact that such clause encompasses clause (i) of paragraph (h)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)    If any other Event of Default has occurred and is continuing, any holder or holders of 51% or more in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c)    If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Note’s becoming due and payable under this Section 12.1, whether automatically or by declaration, such Note will forthwith mature and the entire unpaid principal amount of such Note, plus (i) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by Applicable Law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the

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provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2.    Other Remedies.  If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3.    Rescission.  At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the holders of not less than 55% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by Applicable Law) any overdue interest in respect of the Notes, at the Default Rate, (b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4.    No Waivers or Election of Remedies, Expenses, Etc.  No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

Section 13.       Registration; Exchange; Substitution of Notes.

Section 13.1.    Registration of Notes.  The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.  Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a

Pengrowth Energy Corporation	Note Purchase Agreement

Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 13.2.    Transfer and Exchange of Notes.  Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or its attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), within twenty Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, of the series and in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1-A, Exhibit 1-B, Exhibit 1-C, Exhibit 1-D or Exhibit 1-E, as applicable.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than U.S. $500,000, £500,000 or Can. $500,000, as applicable; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S. $500,000, £500,000 or Can. $500,000, as applicable.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.  No transfer, sale, exchange or assignment of a Note shall be deemed to be a discharge, rescission, extinguishment or novation of any Note and any Note so transferred, sold, exchanged or assigned shall continue to be the same obligation of the Company and not a new obligation.

Section 13.3.    Replacement of Notes.  Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)    in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S. $50,000,000, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)    in the case of mutilation, upon surrender and cancellation thereof,

within twenty Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

Pengrowth Energy Corporation	Note Purchase Agreement

Section 14.        Payments on Notes.

Section 14.1.    Place of Payment.  Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Canada at the principal office of the Company in such jurisdiction.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 14.2.    Home Office Payment.  So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1.  The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due.  If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note.  Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes of the same series pursuant to Section 13.2.  The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Section 14.2.

Section 14.3.    Payment Free and Clear of Taxes.  (a) Each payment by the Company in respect of the Notes shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law.  If the Company is required by law to make any payment under this Agreement in respect of the Notes subject to such deduction, withholding or other restriction or condition, then the Company shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to

Pengrowth Energy Corporation	Note Purchase Agreement

be deducted, withheld from or otherwise paid by the Company (including the full amount required to be deducted or withheld from or otherwise paid by the Company in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition.  Notwithstanding the provisions of this Section 14.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder of a Note to complete, execute and deliver to the Company any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Company in order to enable the Company to make payments pursuant to this Section 14.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the Company, or (iii) in the case where such holder of a Note is not a resident (for the purposes of the Income Tax Act (Canada)) of Canada, in excess of the amount which the Company would have been obligated to pay hereunder if such holder had been acting at arms’ length for the purposes of the Income Tax Act (Canada).  If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code, a United Kingdom person within the meaning of the Inland Revenue tax code or a foreign person engaged in a trade or business within the United States of America or the United Kingdom, incurs taxes imposed by the United States of America, the United Kingdom or any political subdivision or taxing authority therein on such Tax Indemnity Amounts, the Company shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received had such withholding or deduction not been made.

(b)If the Company makes payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a cash refund in respect thereof from the governmental body to which the Relevant Taxes giving rise to the Tax Indemnity Amount were paid (a “Tax Refund”), and such recipient is able to identify the Tax Refund as being attributable to the Relevant Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall, to the extent that it can do so without prejudice to the retention of the amount of such Tax Refund or the right of such recipient to obtain any other relief or allowance available to it, reimburse the Company such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no worse position than such recipient would have been in if payment of the Tax Indemnity Amounts had not been required.  Such recipient may charge to the Company (and may deduct from amounts reimbursable to the Company hereunder) a fee reasonably determined by such recipient to compensate it for any additional effort expended or

Pengrowth Energy Corporation	Note Purchase Agreement

cost incurred in determining such credit or remission or allocating it to the Company.  The foregoing notwithstanding, nothing in this Section 14.3 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs or any computation pursuant hereto which, in such recipient’s judgment, constitutes confidential information.

Section 15.       Expenses, Etc.

Section 15.1.    Transaction Expenses.  Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required, local or other counsel) incurred by you and each Other Purchaser or holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Other Agreements, the Notes, or any Subsidiary Guaranty (whether or not such amendment, waiver or consent becomes effective), including, without limitation:  (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Other Agreements, the Notes, or any Subsidiary Guaranty, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Other Agreements, the Notes, or any Subsidiary Guaranty, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Notes, or any Subsidiary Guaranty, and (c) the fees and costs incurred in connection with the initial filing of this Agreement and all related documents and financial information and all subsequent annual and interim filings of documents and financial information related to this Agreement, with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organizations succeeding to the authority thereof.  The Company will pay, and will save you and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by you).

Section 15.2.    Survival.  The obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, and the termination of this Agreement.

Section 16.       Survival of Representations and Warranties; Entire Agreement.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of you or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company pursuant to this Agreement.  Subject to the preceding sentence, this Agreement, the Notes embody the entire agreement and understanding

Pengrowth Energy Corporation	Note Purchase Agreement

between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

Section 17.       Amendment and Waiver.

Section 17.1.    Requirements.  This Agreement, the Notes, and any Subsidiary Guaranty may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Sections 1, 2.1, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to you unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver or (iii) amend any of Sections 8, 11(a), 11(b), 12, 14.3, 17 or 20.

Section 17.2.    Solicitation of Holders of Notes.

(a)Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount or series of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or any Subsidiary Guaranty.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes of any series as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of any Subsidiary Guaranty unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to the holders of the Notes of each series then outstanding even if such holder did not consent to such waiver or amendment.

(c)Consent in Contemplation of Transfer.  Any consent made pursuant to this Section 17.2 by the holder of any Note that has transferred or has agreed to transfer such Note to the Company, any Subsidiary or any Affiliate of the Company and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or

Pengrowth Energy Corporation	Note Purchase Agreement

similar conditions) shall be void and of no force or effect except solely as to such transferring holder.

Section 17.3.    Binding Effect, Etc.  Any amendment or waiver consented to as provided in this Section 17 applies equally to all holders of the Notes of each series and is binding upon them and upon each future holder of any Note of any series and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and the holder of any Note of any series nor any delay in exercising any rights hereunder or under any Note of any series or any Subsidiary Guaranty shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Section 17.4.    Notes Held by Company, Etc.  Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes or any Subsidiary Guaranty or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

Section 18.        Notices.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid).  Any such notice must be sent:

(i)    if to you or your nominee, to you or it at the address specified for such communications in Schedule A, or at such other address as you or it shall have specified to the Company in writing,

(ii)    if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii)    if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Treasurer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 18 will be deemed given only when actually received.

Pengrowth Energy Corporation	Note Purchase Agreement

Section 19.       Reproduction of Documents.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by Applicable Law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

Section 20.       Confidential Information.

For the purposes of this Section 20, “Confidential Information” means information delivered to you by or on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by you as being confidential information of the Company or any of its Subsidiaries; provided that such term does not include information that (a) was publicly known or otherwise known to you prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by you or any Person acting on your behalf, (c) otherwise becomes known to you other than through disclosure by the Company or any of its Subsidiaries or (d) constitutes financial statements delivered to you under Section 7.1 that are otherwise publicly available.  You will maintain the confidentiality of such Confidential Information  in accordance with procedures adopted by you in good faith to protect confidential information of third parties delivered to you; provided that you may deliver or disclose Confidential Information to (i) your directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by your Notes), (ii) your financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which you sell or offer to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (v) any Person from which you offer to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (vi) any Canadian or United States Federal, Provincial or State regulatory authority having jurisdiction over you, (vii) the U.S. National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about your investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with

Pengrowth Energy Corporation	Note Purchase Agreement

any law, rule, regulation or order applicable to you, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which you are a party or (z) if an Event of Default has occurred and is continuing, to the extent you may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under your Notes and this Agreement.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 20.

Section 21.       Substitution of Purchaser.

You shall have the right to substitute any one of your Affiliates as the purchaser of the Notes that you have agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both you and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, wherever the term “you” or “Purchaser” is used in this Agreement (other than in this Section 21), such term shall be deemed to refer to such Affiliate in lieu of you.  In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to you all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, wherever the term “you” or “Purchaser” is used in this Agreement (other than in this Section 21), such term shall no longer be deemed to refer to such Affiliate, but shall refer to you, and you shall have all the rights of an original holder of the Notes under this Agreement.

No substitution of purchasers of the Notes shall be deemed to be a discharge, rescission, extinguishment or novation of any Notes and any Note which has been subject to this Section 21 shall continue to be the same obligation of the Company and not a new obligation.

Section 22.       Miscellaneous.

Section 22.1.    Currency of Payments, Indemnification.  (a) U.S. Dollar Notes.  Any payment made by the Company to any holder of the U.S. Dollar Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the U.S. Dollar Notes shall be made in U.S. Dollars.  Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the U.S. Dollar Notes shall constitute a discharge of the Company only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder or under the U.S. Dollar Notes, the Company shall indemnify such holder in U.S.

Pengrowth Energy Corporation	Note Purchase Agreement

Dollars against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the U.S. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any U.S. Dollar Note or any judgment or order and shall survive the payment of the U.S. Dollar Notes and the termination of this Agreement.

(b)Pounds Sterling Notes.  Any payment made by the Company to any holder of the Pounds Sterling Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the Pounds Sterling Notes shall be made in Pounds Sterling.  Any amount received or recovered by such holder other than in Pounds Sterling (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Pounds Sterling Notes shall constitute a discharge of the Company only to the extent of the amount of Pounds Sterling which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of Pounds Sterling so purchased is less than the amount of Pounds Sterling expressed to be due hereunder or under the Pounds Sterling Notes, the Company shall indemnify such holder in Pounds Sterling against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Pounds Sterling Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Pounds Sterling Note or any judgment or order and shall survive the payment of the Pounds Sterling Notes and the termination of this Agreement.

(c)Cdn. Dollar Notes.  Any payment made by the Company to any holder of the Cdn. Dollar Notes or for the account of any such holder in respect of any amount payable by the Company hereunder or under the Cdn. Dollar Notes shall be made in Cdn. Dollars.  Any amount received or recovered by such holder other than in Cdn. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Company or otherwise) in respect of any such sum expressed to be due hereunder or under the Cdn. Dollar Notes shall constitute a discharge of the Company only to the extent of the amount of Cdn. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of Cdn. Dollars so purchased is less than the amount of Cdn. Dollars expressed to be due hereunder or under the Cdn. Dollar Notes, the Company shall indemnify such holder in Cdn. Dollars against any loss sustained by such holder as a result, and in any event, the Company shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent

Pengrowth Energy Corporation	Note Purchase Agreement

obligation from the other obligations herein and in the Cdn. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder and under any Cdn. Dollar Note or any judgment or order and shall survive the payment of the Cdn. Dollar Notes and the termination of this Agreement.

Section 22.2.    Time.  Time shall be of the essence of this Agreement.  The mere lapse of the time provided for the Company to perform its obligations or the arrival of the term shall automatically create a default, without any notice being required.

Section 22.3.     Maximum Rate.  In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by Applicable Law.  In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law.  It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Company).

Section 22.4.    Accrual.  All interest (including interest on overdue interest) payable by the Company hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

Section 22.5.    Interest Act (Canada). Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A)  the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

Section 22.6.    Deemed Reinvestment.  The theory of “deemed reinvestment” shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments.  Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.

Section 22.7.    Judgment Interest.  To the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

Section 22.8.    Successors and Assigns.  All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their

Pengrowth Energy Corporation	Note Purchase Agreement

respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 22.9.    Payments Due on Non-Business Days.  Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 22.10.    Accounting Terms and Changes to GAAP.  (a) All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.  For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company to measure an item of Debt using fair value (as permitted by International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

(b)If:

(i)    there occurs a material change in GAAP (other than as described in the third sentence of Section 22.10(a) above); or

(ii)    the Company, or any of the Restricted Subsidiaries adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and in either case the above change would require disclosure under GAAP in the consolidated financial statements of the Company and would cause an amount required to be determined for the purposes of a financial covenant under Section 10.1, 10.2, 10.3, 10.4 or 10.5 or otherwise (a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Company shall notify each holder of such change (an “Accounting Change”).  Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect or anticipated effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Company desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant.  The Accounting Change Notice shall be delivered to the holders within 60 days of the end of the fiscal quarter in which the Accounting Change is

Pengrowth Energy Corporation	Note Purchase Agreement

implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period.

If, pursuant to the Accounting Change Notice, the Company does not indicate that it desires to revise the method of calculating one or more of the Financial Covenants, the Required Holders may, within 45 days of receipt of the date of the Accounting Change Notice, notify the Company that they wish to revise the method of calculating one or more of the Financial Covenants in the manner described above.

If either the Company or the Required Holders so indicate that they wish to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders shall in good faith attempt to agree on a revised method of calculating the Financial Covenants.  If, however, within 120 days of the foregoing notice by the Company or the Required Holders of their desire to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenants in respect of an Accounting Change is given by either the Company or the Required Holders within the applicable time period described above, the method of calculating the Financial Covenants shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenants shall be determined after giving effect to such Accounting Change.

If a certificate is delivered pursuant to Section 7.2 in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Company shall deliver within 30 days of such revision a revised certificate in accordance with Section 7.2.  Any Default or Event of Default arising as a result of the Accounting Change and which is cured by this Section 22.10 shall be deemed to be of no effect ab initio.

Section 22.11.    Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.12.    Construction.  Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Pengrowth Energy Corporation	Note Purchase Agreement

Section 22.13.    Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.14.    Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.

Section 22.15.    Submission to Jurisdiction.  The Company agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not.  The Company agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

Section 22.16.    Exchange Rate.  For the purpose of (a) determining the percentage ownership of Notes under the definition of “Required Holders” or (b) determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding or (c) determining the pro rata allocation of partial prepayment under Section 8.2, the principal amount of any outstanding Cdn. Dollar Notes shall be deemed to be the equivalent amount in U.S. Dollars calculated on the basis of an exchange rate of 1.00 Cdn. Dollars to 1.00 U.S. Dollar and the principal amount of any outstanding Pounds Sterling Notes shall be deemed to be the equivalent amount in U.S. Dollars calculated on the basis of an exchange rate of 0.62 Pounds Sterling to 1.00 U.S. Dollars.

*     *     *     *     *

Pengrowth Energy Corporation	Note Purchase Agreement

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon the foregoing shall become a binding agreement between you and the Company.

Very truly yours,

Pengrowth Energy Corporation

By	“Chris Webster”
Its Chris Webster
Chief Financial Officer

By	“Dean Evans”
Its Dean Evans
Treasurer

Pengrowth Energy Corporation	Note Purchase Agreement

Accepted as of the date of this Agreement

PURCHASER INFORMATION REDACTED

Information Relating to Purchasers

Name and Address of Purchaser	Series of Note(s)	Principal Amount of Notes to Be Purchased

PURCHASER INFORMATION AND ACCOUNT INFORMATION REDACTED

Schedule A
(to Note Purchase Agreement)

Defined Terms

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“2003 Note Agreements” means those certain Note Purchase Agreements, each dated as of April 23, 2003 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2005 Note Agreements” means those certain Note Purchase Agreements, each dated as of December 1, 2005 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2007 Note Agreements” means those certain Note Purchase Agreements, each dated as of July 26, 2007 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2008 Note Agreements” means those certain Note Purchase Agreements, each dated as of August 21, 2008 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“2010 Note Agreements” means those certain Note Purchase Agreements, each dated as of May 11, 2010 between and among Pengrowth Corporation (amalgamation predecessor to the Company), the Trust and the Persons named in Schedule A thereto (together with their successors and assigns), as the same may from time to time be supplemented or amended.

“Accounting Change” is defined in Section 22.10.

“Accounting Change Notice” is defined in Section 22.10.

“Acquiror” is defined in Section 8.8(f).

“Affiliate” means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of Voting Equity Interests of the Company or any Restricted Subsidiary or any corporation of which the Company and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of Voting Equity Interests.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or

Schedule B
(to Note Purchase Agreement)

otherwise.  Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Applicable Law” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, license agreements or governmental restrictions applicable to the matter in question.

“Bank Agent” means Royal Bank of Canada and its successors and, assigns or replacements as administrative agent under the applicable Bank Facilities.

“Bank Facilities” means collectively: (a) that certain Amended and Restated Credit Agreement dated as of January 1, 2011 as amended by the First Amending Agreement to Amended and Restated Credit Agreement dated as of November 29, 2011, in each case, among the Company, the Bank Agent and the lenders which are parties thereto, and (b) that certain Letter Agreement dated as of January 1, 2011, in each case, between the Company and Royal Bank of Canada, as lender, as each such agreement may from time to time be further supplemented, modified, amended, restated, refinanced, renewed or replaced.

“Blocked Person” is defined in Section 5.16(a).

“Business Day” means (a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in  New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Calgary, Alberta, Canada or New York, New York are required or authorized to be closed.

“Can. $” or “Cdn. Dollars” shall mean lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“Cdn. Dollar Notes” shall mean the Series E Notes.

“Canadian Sanctions Designated Person” is defined in Section 5.16(e)(i).

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“CICA” means the Canadian Institute of Chartered Accountants or any successor thereto.

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Closing” is defined in Section 3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Collateral Account” shall mean a Canadian or U.S. Dollar account established and maintained in Canada by the Company (at its own expense) with a Significant Bank in respect of which the Company has executed and delivered a Security Agreement Re:  Collateral Account in a form acceptable to the Required Holders creating a first security interest in favor of the holders of the Notes (or if the Company is so contractually obligated, Senior Pro Rata Debt), and has delivered to the holders of the Notes a favorable opinion of counsel satisfactory to the Required Holders as to the legality, validity and enforceability thereof and non-conflict with laws and applicable charter or organizational documents, and as to such other matters as the Required Holders require.

“Company” means Pengrowth Energy Corporation, a corporation amalgamated under the laws of the Province of Alberta.

“Confidential Information” is defined in Section 20.

“Consolidated EBITDA” for any period means, without duplication, the sum of (a) Consolidated Net Income during such period plus (b) (to the extent deducted in determining Consolidated Net Income), (1) all provisions for federal, provincial or other income and capital taxes made by the Company and its Restricted Subsidiaries during such period, (2) all provisions for depletion, depreciation and amortization (other than amortization of debt discount) made by the Company and its Restricted Subsidiaries during such period, (3) Consolidated Interest Expense during such period, and (4) non-cash items.

“Consolidated Interest Expense” of the Company and its Restricted Subsidiaries on a consolidated basis for any period means, without duplication, all interest (including the interest component of Capital Leases as determined in accordance with GAAP) and all amortization of debt discount and expense on all Consolidated Total Debt (including, without limitation, payment-in-kind, zero coupon and other like Securities); provided that for purposes of this definition, if any Person (or the assets of any Person) is acquired by the Company or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (or assets of the Company or a Restricted Subsidiary), Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; and if any Restricted Subsidiary (or the assets thereof) is disposed of by the Company or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Company or a Restricted Subsidiary), Debt relating to the entity or assets disposed of shall be deemed to have been repaid on and as of the first day of such calculation period.

“Consolidated Net Income” for any period means, without duplication, consolidated net profit (or loss) of the Company and its Restricted Subsidiaries on a consolidated basis, after excluding extraordinary gains and losses, and after excluding all net profit (or loss) attributable to Non-Recourse Projects, all determined in accordance with GAAP; provided that for purposes of this definition, if any Person (or the assets of any Person) is acquired by the Company or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (or assets of the Company or a Restricted Subsidiary), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Restricted Subsidiary (or the assets thereof) is disposed of by the Company or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to a Restricted Subsidiary (or the assets cease to be owned by the Company or a Restricted Subsidiary), such disposition shall be deemed to have been made on and as of the first day of such calculation period.

“Consolidated Net Worth” means, without duplication and as of the date of any determination thereof, the sum of shareholders’ equity as shown on the most recent consolidated statement of financial position of the Company, all determined in accordance with GAAP, after deducting all items constituting Non Recourse Projects and Non-Recourse Debt.

“Consolidated Priority Debt” means, without duplication, all Priority Debt of the Company and its Restricted Subsidiaries determined on a consolidated basis after eliminating inter-company items.

“Consolidated Tangible Assets” mean, without duplication, as of the date of any determination thereof, the total assets of the Company and its Restricted Subsidiaries appearing on the most recent consolidated statement of financial position of the Company prepared in accordance with GAAP as at such date of determination, after eliminating all intercompany transactions and all amounts properly attributable to goodwill, patents, trademarks and other similarly classified intangible assets; for clarification, any expenditures on property, plant and equipment not in excess of fair market value at the time incurred shall not be characterized as similarly classified intangible assets for the purposes of this definition.

“Consolidated Total Debt to Capitalization Ratio” means, as at a certain date, the ratio of Consolidated Total Debt to Total Capitalization.

“Consolidated Total Debt” means, without duplication, all Debt of the Company and its Restricted Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

“Consolidated Total Established Reserves” means, without duplication, the sum of (a) 100% of the Present Value of Consolidated Total Proven Reserves of the Company and its

Restricted Subsidiaries and (b) 50% of the Present Value of Consolidated Total Probable Reserves of the Company and its Restricted Subsidiaries.

“Consolidated Total Probable Reserves” means, without duplication, the aggregate of all  Probable Reserves of the Company and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Probable Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.

“Consolidated Total Proven Reserves” means, without duplication, the aggregate of all Proven Reserves of the Company and its Restricted Subsidiaries as contained in the then Current Reserve Report, adjusted to exclude those Proven Reserves that are subject to Liens not expressly permitted by clauses (a) through (m) and clause (o) of Section 10.4.

“Controlled Entity” means any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Crown” means the federal government of Canada and government of any of its provinces and territories.

“Current Reserve Report”  means the evaluation report with respect to the crude oil, natural gas liquids and natural gas reserves of the Company and its Restricted Subsidiaries, of which at least 70% of the PV12 Value of the Consolidated Total Established Reserves have been evaluated by the Independent Engineer using their price forecasts in effect at that time (any remainder of which may be evaluated by the Independent Engineer, or by the Company’s inhouse or outside engineers, in any case using the same price forecasts of the Independent Engineer in effect at that time, as aforesaid), delivered by the Company pursuant to Section 7.1(g), or, at the Company’s option, delivered subsequent thereto (by way of a new report or an addition to, or composite of, the previous report) for the purpose of reflecting any changes to Probable Reserves and Proven Reserves that have taken place or will take place prior to the date on which any calculation based on the Current Reserve Report is to be effective.

“Debt” with respect to any Person means, at any time, without duplication,

(a)    its liabilities for borrowed money determined in accordance with GAAP;

(b)    its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c)    all liabilities appearing on its statement of financial position in accordance with GAAP in respect of Capital Leases;

(d)    all liabilities for borrowed money secured by any Lien on any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e)    all liabilities in respect of acceptances or letters of credit, other credit enhancement instruments or other instruments serving a similar function issued or created for its account and reimbursement obligations in respect of credit enhancement instruments which in any case are, in substance, financial guarantees (whether or not representing obligations for borrowed money); and

(f)    any Guaranty of such Person with respect to liabilities of a type described in any of clauses (a) through (e) of this definition;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt and Non-Recourse Debt of such Person, and there shall be included all obligations of such Person of the character described in clauses (a) through (f) of this definition to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means, (a) with respect to the U.S. Dollar Notes, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the applicable U.S. Dollar Note or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate, (b) with respect to the Pounds Sterling Notes, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the applicable Pounds Sterling Note or (ii) 2% over the rate of interest publicly announced by Barclays Bank plc in London, England as its “base” or “prime” rate, and (c) with respect to the Cdn. Dollar Notes, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the applicable Cdn. Dollar Note or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Can. Dollar loans made by it in Canada.

“Disposition Year” is defined in Section 10.7(b)(ii).

“Eligible Reinvestments” means any of the following:

(a)    expenditures to explore and develop the existing petroleum and/or natural gas properties of the Company and its Restricted Subsidiaries in Canada or the continental United States of America (including Alaska), and

(b)    investments (whether by purchase, exchange of other properties, or other outlay, and whether direct or by acquisition of Equity Interests) to acquire or improve property, plant or equipment in the upstream oil and gas business and situate in such areas.

“Environmental Laws” means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of human health or the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes or Hazardous Materials, air emissions and discharges to waste or public systems.

“Equity Interests” means in the case of a corporation, shares of capital stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of capital stock or Securities exchangeable for or convertible into any class or series of capital stock, and in the case of any other Person or entity shall mean any class or series of partnership interests, units, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Exchange Act” means the Securities Exchange Act of 1934 (United States), as amended.

“Existing Private Placement Note Agreements” means the 2003 Note Agreements, the 2005 Note Agreements, the 2007 Note Agreements, the 2008 Note Agreements and the 2010 Note Agreements.

“Financial Covenant” is defined in Section 22.10.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, as adopted and modified (if applicable) by the CICA from time to time, applied on a consistent basis, and which as of the date hereof are IFRS.

“Governmental Authority” means

(a)    the government of

(i)    Canada or any provincial or other political subdivision thereof, or

(ii)    the United States of America or any state or other political subdivision thereof, or

(iii)    any jurisdiction in which the Company or any Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Restricted Subsidiary, or

(b)    any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, without duplication and with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any Debt, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)    to purchase such Debt or obligation or any property constituting security therefor;

(b)    to advance or supply funds (i) for the purchase or payment of such Debt or obligation, or (ii) to maintain any working capital or other statement of financial position condition or any statement of comprehensive income condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such Debt or obligation;

(c)    to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such Debt or obligation of the ability of any other Person to make payment of the Debt or obligation; or

(d)    otherwise to assure the owner of such Debt or obligation against loss in respect thereof.

In any computation of the Debt or other liabilities of the obligor under any Guaranty, the Debt or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated under any Environmental Law, that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any Applicable Law (including, without limitation, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the IASC Foundation and its interpretative body, the International Financial Reporting Interpretations Committee, but only to the extent that the same are adopted by the CICA as GAAP in Canada and subject to such modifications thereto as are agreed by the CICA from time to time.

“Independent Engineer” means GLJ Petroleum Consultants Ltd. or any other firm of independent petroleum engineers of recognized North American standing retained by the Company to evaluate its Proven Reserves and Probable Reserves.

“Initial Subsidiary Guarantors” is defined in Section 2.2.

“Institutional Investor” means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Lien” means, without duplication and with respect to any Person, any mortgage, lien, pledge, fixed or floating charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person.

“Make-Whole Amount” is defined in Section 8.7.

“Material” means material in relation to the business, operations, financial condition, assets or properties of the Company and the Restricted Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial condition, assets or properties of the Company and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement or the Notes, or (c) the validity or enforceability of this Agreement or the Notes.

“Memorandum” is defined in Section 5.3.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA).

“Non-Recourse Debt” means, in respect of a Person, Debt incurred by such Person to finance the acquisition, construction or development of a Non-Recourse Project where the recourse of the lender of such Debt (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Debt) or any judgment in respect of such Debt is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants (but not including, for greater certainty, any covenant to pay such Non-Recourse Debt) customary in limited recourse financing, in respect of which the lender’s recourse is against such Person on an unsecured basis) to a Non-Recourse Project acquired, constructed or developed and in respect of which such Debt has been incurred.

“Non-Recourse Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of the Company, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.

“Non-U.S. Pension Plan” means any plan, fund, or other similar program established or maintained outside the United States of America by the Company and its Restricted Subsidiaries primarily for the benefit of employees of the Company and its Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

“Notes” is defined in Section 1.

“OFAC” is defined in Section 5.16(a).

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing.  A list of OFAC Sanctions Programs may be found at http://www.ustreas.gov/offices/enforcement/ofac/programs/.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Other Agreements” is defined in Section 2.1.

“Other Purchasers” is defined in Section 2.1.

“PBGC” means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Disposition” means, as at any particular time, any of the following dispositions of the assets of the Company or any Restricted Subsidiary:

(a)a transfer or other disposition of oil and gas properties (and related tangibles) resulting from any pooling, unit or farmout arrangement entered into in the ordinary course of its business and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such oil and gas properties, and provided that the Company, the Company or such Restricted Subsidiary, as the case may be, receives in exchange therefor cash, the benefit of drilling expense equipping costs, oil and gas rights and/or tangibles which have a reasonably comparable fair market value to the oil and gas rights and tangibles, if any, so disposed of,

(b)a transfer or other disposition in the ordinary course of business of current production from oil and gas properties;

(c)a transfer or other disposition of tangible personal property that is obsolete, no longer useful for its intended purpose, or is being replaced in the ordinary course of business;

(d)the abandonment, surrender or termination of any petroleum and natural gas rights in accordance with sound industry practice; and

(e)a disposition by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary; provided that any such Restricted Subsidiary to which any such disposition is made is directly or indirectly wholly-owned by the Company.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Pounds Sterling” or “£” shall mean lawful money of the United Kingdom in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United Kingdom that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

“Pounds Sterling Notes” shall mean the Series D Notes.

“Present Value of Consolidated Total Probable Reserves” means the present value of the estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Probable Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as of the date of the Current Reserve Report in their most recently published price forecasts.

“Present Value of Consolidated Total Proven Reserves” means the present value of estimated future net cash flow, discounted at an annual rate of 10%, of the Consolidated Total Proven Reserves as shown in the then Current Reserve Report, based on the escalating price forecast used by the Independent Engineer as at the date of the Current Reserve Report in their most recently published price forecasts.

“Priority Debt” means, without duplication, (a) any Debt of the Company or a Restricted Subsidiary secured by Liens created or incurred within the limitations of Section 10.4(s) and (b) any Debt of any Restricted Subsidiary (but excluding all unsecured Debt of any Restricted Subsidiary that is a party to a Subsidiary Guaranty).

“Probable Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Probable Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.8.

“Proven Reserves” means those quantities of oil, natural gas and natural gas by-products which are determined to be “Proven Reserves” by the Independent Engineer in accordance with standard Canadian industry practice.

“Purchaser” is defined in Section 2.1.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (a) invests in Securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Relevant Taxes” is defined in Section 14.3(a).

“Representation Letter” is defined in Section 6.1(b).

“Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Restricted Payment” in respect of any Person means, without duplication:

(a)    any payment or other distribution under any royalty or net profits interest in respect of production or revenues derived from the assets of any Restricted Subsidiary;

(b)    dividends or other distributions or payments on or in respect of any class or series of capital stock or other Equity Interests of such Person (except distributions payable solely in such class or series of stock or other Equity Interest);

(c)    the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such capital stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such capital stock or other Equity Interests or of any participating interest factor relating to any class or series of capital stock or other Equity Interests (other than for consideration consisting solely of shares of such class or series of capital stock or other Equity Interests, as the case may be);

(d)    the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of capital stock or other Equity Interests of such Person;

(e)    any other payment or distribution, directly or indirectly, on or in respect of any class or series of capital stock or other Equity Interests of such Person; or

(f)    any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any Subordinated Debt.

“Restricted Subsidiary” means any Subsidiary (a) of which more than 50% (by number of votes) of the Voting Equity Interests is beneficially owned, directly or indirectly, by the Company or by one or more Restricted Subsidiaries and (b) which is designated on the date of Closing as a Restricted Subsidiary on Schedule 5.4 or which is subsequently designated as a Restricted Subsidiary pursuant to Section 9.8.  Unless the context otherwise clearly requires, any reference to a “Restricted Subsidiary” is a reference to a “Restricted Subsidiary” of the Company.

“Securities Act” means the Securities Act of 1933 (United States), as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Security” shall have the same meaning as in section 2(1) of the Securities Act.

“Senior Debt” means all Debt of the Company which is not expressed to be subordinate or junior in rank to any other Debt of the Company.

“Senior Financial Officer” means the chief financial officer, the vice president of finance, the treasurer or the controller of the Company.

“Senior Pro Rata Debt” shall mean all Debt of the Company under or in connection with (a) this Agreement and the Notes, (b) the Existing Private Placement Note Agreements and the notes issued thereunder and (c) the Bank Facilities.  For certainty, obligations (contingent or not) under Guaranties of Senior Pro Rata Debt shall, without duplication, be considered to be Senior Pro Rata Debt.

“Series A Notes” is defined in Section 1(a).

“Series B Notes” is defined in Section 1(b).

“Series C Notes” is defined in Section 1(c).

“Series D Notes” is defined in Section 1(d).

“Series E Notes” is defined in Section 1(e).

“Shareholders’ Equity” means at any time, the shareholders’ Equity Interests in the Company as shown on the consolidated financial statements of the Company, minus the Equity Interests attributable to Voting Equity Interests by the Company in Subsidiaries that are not Restricted Subsidiaries and minus the Equity Interests attributable to any Non-Recourse Debt and any Non-Recourse Project of the Company and its Subsidiaries to which any Non-Recourse Debt holder’s rights, remedies and recourse are limited and all retained earnings attributable to such Non-Recourse Project.

“Significant Bank” means any bank (other than one to which the Company or a Restricted Subsidiary is indebted) organized under the laws of Canada or the United States, having capital, surplus and undivided profits aggregating at least U.S. $500,000,000 (or its equivalent in Canadian Dollars) and having outstanding senior unsecured indebtedness that is rated “A” or better by Standard and Poor’s Ratings Group, a division of McGraw-Hill, Inc. a New York corporation, or “A2” or better by Moody’s Investors Services, Inc.

“Source” is defined in Section 6.2.

“Subordinated Debt” means, without duplication, any Debt of the Company or any Restricted Subsidiary owing to the Company or any of its Restricted Subsidiaries or Affiliates which by either (a) its express terms or (b) pursuant to a subordination agreement in a form and substance acceptable to the Required Holders, (i) provides that it is expressly subordinated in right of payment to the Notes, (ii) shall have a stated maturity date later than the maturity date of the Notes, (iii) shall not provide for or permit any required payments or prepayments thereof, other than the payment thereof in shares from the capital stock of the Company, and (iv) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.5.

“Subsidiary” means, as to any Person, any corporation, association, trust or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient Equity Interests or Voting Equity Interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantors” is defined in Section 2.2.

“Subsidiary Guaranty” is defined in Section 2.2.

“Tax” means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

“Tax Indemnity Amounts” is defined in Section 14.3(a).

“Tax Refund” is defined in Section 14.3(b).

“Taxing Jurisdiction” is defined in Section 14.3(a).

“Total Capitalization” means the sum of Consolidated Total Debt and Shareholders’ Equity.

“Trust” means Pengrowth Energy Trust, a mutual fund trust formed in accordance with the laws of Alberta and converted into a corporation effective December 31, 2010.

“United States Taxes” is defined in Section 14.3(a).

“Unrestricted Subsidiary” means any Subsidiary of the Company which is not a Restricted Subsidiary.

“U.S. $” or “U.S. Dollars” shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.
“U.S. Dollar Notes” shall mean the Series A Notes, the Series B Notes and the Series C Notes.

“USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Voting Equity Interests” means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

“Wholly-owned Restricted Subsidiary” means, at any time, any Restricted Subsidiary one hundred percent (100%) of all of the Equity Interests (except directors’ qualifying shares) and Voting Equity Interests of which are owned by any one or more of the Company and its direct or indirect Wholly-owned Restricted Subsidiaries at such time.

This Note has not been registered under the United States Securities Act of 1933, as amended, or any other applicable Securities Laws or Canadian Federal or Provincial Securities Laws and, accordingly, may not be sold or otherwise transferred unless registered or exempt from registration under said United States Securities Act or such other applicable Securities Laws or Canadian Federal and Provincial Securities Laws, as applicable.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after October 18, 2012.

Form of Note

Pengrowth Energy Corporation

3.49% Senior Note, Series A, due October 18, 2019

No. _________	Date
U.S. $____________	PPN 70706P A*5

For Value Received, the undersigned, Pengrowth Energy Corporation (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ United States Dollars on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.49% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 5.49% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder

Exhibit 1-A
(to Note Purchase Agreement)

shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the 3.49% Senior Notes, Series A, due October 18, 2019 (the “Notes”) of the Company in the aggregate principal amount of U.S. $35,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

1-A-2

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Energy Corporation

By
Name:
Title:

By
Name:
Title:

1-A-3

This Note has not been registered under the United States Securities Act of 1933, as amended, or any other applicable Securities Laws or Canadian Federal or Provincial Securities Laws and, accordingly, may not be sold or otherwise transferred unless registered or exempt from registration under said United States Securities Act or such other applicable Securities Laws or Canadian Federal and Provincial Securities Laws, as applicable.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after October 18, 2012.

Form of Note

Pengrowth Energy Corporation

4.07% Senior Note, Series B, due October 18, 2022

No. _________	Date
U.S. $____________	PPN 70706P A@3

For Value Received, the undersigned, Pengrowth Energy Corporation (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ United States Dollars on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.07% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.07% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York, as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder

Exhibit 1-B
(to Note Purchase Agreement)

shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the 4.07% Senior Notes, Series B, due October 18, 2022 (the “Notes”) of the Company in the aggregate principal amount of U.S. $105,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

1-B-2

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Energy Corporation

By
Name:
Title:

By
Name:
Title:

1-B-3

This Note has not been registered under the United States Securities Act of 1933, as amended, or any other applicable Securities Laws or Canadian Federal or Provincial Securities Laws and, accordingly, may not be sold or otherwise transferred unless registered or exempt from registration under said United States Securities Act or such other applicable Securities Laws or Canadian Federal and Provincial Securities Laws, as applicable.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after October 18, 2012.

Form of Note

Pengrowth Energy Corporation

4.17% Senior Note, Series C, due October 18, 2024

No. _________	Date
U.S. $____________	PPN 70706P A#1

For Value Received, the undersigned, Pengrowth Energy Corporation (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ United States Dollars on October 18, 2024, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.17% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.17% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder

Exhibit 1-C
(to Note Purchase Agreement)

shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the 4.17% Senior Notes, Series C, due October 18, 2024 (the “Notes”) of the Company in the aggregate principal amount of U.S. $195,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

1-C-2

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Energy Corporation

By
Name:
Title:

By
Name:
Title:

1-C-3

This Note has not been registered under the United States Securities Act of 1933, as amended, or any other applicable Securities Laws or Canadian Federal or Provincial Securities Laws and, accordingly, may not be sold or otherwise transferred unless registered or exempt from registration under said United States Securities Act or such other applicable Securities Laws or Canadian Federal and Provincial Securities Laws, as applicable.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after October 18, 2012.

Form of Note

Pengrowth Energy Corporation

3.45% Senior Note, Series D, due October 18, 2019

No. _________	Date
£____________	PPN 70706P B*4

For Value Received, the undersigned, Pengrowth Energy Corporation (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ Pounds Sterling on October 18, 2019, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 3.45% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 5.45% or (ii) 2% over the rate of interest publicly announced by Barclays Bank plc in London, England as its “base” or “prime” rate.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as

Exhibit 1-D
(to Note Purchase Agreement)

before maturity, demand, default and judgement.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United Kingdom in London, England or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the 3.45% Senior Notes, Series D, due October 18, 2019 (the “Notes”) of the Company in the aggregate principal amount of £15,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

1-D-2

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Energy Corporation

By
Name:
Title:

By
Name:
Title:

1-D-3

This Note has not been registered under the United States Securities Act of 1933, as amended, or any other applicable Securities Laws or Canadian Federal or Provincial Securities Laws and, accordingly, may not be sold or otherwise transferred unless registered or exempt from registration under said United States Securities Act or such other applicable Securities Laws or Canadian Federal and Provincial Securities Laws, as applicable.

Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after October 18, 2012.

Form of Note

Pengrowth Energy Corporation

4.74% Senior Note, Series E, due October 18, 2022

No. _________	Date
Can. $____________	PPN 70706P B@2

For Value Received, the undersigned, Pengrowth Energy Corporation (herein called the “Company”), a body corporate amalgamated under the laws of the Province of Alberta, hereby promises to pay to _____________________, or registered assigns, the principal sum of _____________________ Canadian Dollars on October 18, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 4.74% per annum from the date hereof, payable semiannually, on the 18th day of April and October in each year, commencing with the April or October next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 6.74% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Cdn. Dollar loans made by it in Canada.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months.  Solely for purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by

Exhibit 1-E
(to Note Purchase Agreement)

(b) the actual number of days in such period.  All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgement.  The theory of “deemed reinvestment” shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder.  Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta, Canada or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of the 4.74% Senior Notes, Series E, due October 18, 2022 (the “Notes”) of the Company in the aggregate principal amount of Can. $25,000,000 issued pursuant to separate Note Purchase Agreements dated as of October 18, 2012 (as from time to time amended, the “Note Purchase Agreements”), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof.  Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to be bound by the terms and provisions of the Note Purchase Agreements, including, without limitation, the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representations set forth in Section 6.2 of the Note Purchase Agreements.

This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee.  Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

As of the date hereof, each of the Initial Subsidiary Guarantors (as defined in the Note Purchase Agreements), has absolutely and unconditionally guaranteed payment in full of the principal of, Make-Whole Amount, if any, and interest on this Note, all as contemplated by Section 2.2 of the Note Purchase Agreements.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

1-E-2

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.

Pengrowth Energy Corporation

By
Name:
Title:

By
Name:
Title:

1-E-3

Form of Subsidiary Guaranty

(See attached)

Exhibit 2.2

SUBSIDIARY GUARANTY

This Guaranty (this “Guaranty”) made as of the 18th day of October, 2012.

To:           Holders of the Notes (as defined below).

For valuable consideration, receipt whereof is hereby acknowledged, NAL Energy Corporation, NAL Properties Inc., and NAL Canada West Inc. (collectively the “Guarantors”), each a corporation formed under the laws of the Province of Alberta with offices in the City of Calgary, in the Province of Alberta, hereby jointly and severally irrevocably, absolutely and unconditionally guarantee to the holders of the Notes from time to time (a) all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by PENGROWTH ENERGY CORPORATION a body corporate formed under the laws of the Province of Alberta (the “Company”), in respect of the Notes, including, without limitation, the Make-Whole Amount (if any), when and as the same shall become due and payable, whether by lapse of time, upon redemption or prepayment, by extension or by acceleration or declaration, or otherwise (including (to the extent legally enforceable) interest due on overdue payments of principal; Make-Whole Amount (if any) or interest at the rate set forth in the Notes, (b) the full and prompt performance and observance by the Company of each and all of the obligations, covenants and agreements required to be performed or observed by the Company under the terms of the Notes and the Note Purchase Agreement and (c) the full and prompt payment, upon demand by any holder of the Notes, of all costs and expenses, legal or otherwise (including attorneys’ fees) and such expenses, if any, as shall have been expended or incurred in the protection or enforcement of any right or privilege under the Notes, the Note Purchase Agreement or this Guaranty, including, without limitation, under Section 11 of this Guaranty or in any consultation or action in connection therewith, and in each and every case irrespective of the validity, regularity, or enforcement of any of the Notes, the Note Purchase Agreement or this Guaranty or any of the terms thereof or of any other like circumstance or circumstances by the Company and its successors, assigns and transferees to each of the holders of the Notes from time to time (collectively, such debts and liabilities being hereinafter called the “Obligations”). Notwithstanding anything to the contrary contained herein, provided no Default or Event of Default has occurred and is continuing, upon written request by the Company to the holders of the Notes accompanied by an Officer’s Certificate prepared in accordance with Section 2.3 of the Note Purchase Agreement, this Guaranty shall automatically terminate and be released without any further action being required on the part of any Person;

And the Guarantors agree with the holders of the Notes as follows:

SECTION 1.          DEFINITIONS.

Unless otherwise defined herein or there is something in the subject matter or context inconsistent therewith, capitalized terms used in this Guaranty shall have the same meanings given to such terms in the separate and several Note Purchase Agreement.

“Notes” means the notes referred to in the definition of “Note Purchase Agreement”.

“Note Purchase Agreement” means the note purchase agreement dated October 18, 2012, made between Pengrowth Energy Corporation and the holders of the Notes party thereto in respect of (a) U.S.$35,000,000 3.49% Senior Notes, Series A, due October 18, 2019, (b) U.S.$105,000,000 4.07% Senior Notes, Series B, due October 18, 2022, (c) U.S. $195,000,000 4.17% Senior Notes, Series C, due October 18, 2024, (d) £15,000,000 3.45% Senior Notes, Series D, due October 18, 2019 and (e) Can. $25,000,000 4.74% Senior Notes, Series E, due October 18, 2022.

SECTION 2.          EVIDENCE OF ACCOUNTS.

Any account settled or stated between the Company and one or more of the holders of the Notes shall be accepted by the Guarantors as prima facie evidence that the amount thereby appearing due by the Company to such holders of the Notes or any of them is so due and neither the Company nor any of the holders of the Notes shall be deemed or construed to have any requirement to notify the Guarantors as to the amount from time to time due and owing by the Company to any of the holders of the Notes.

SECTION 3.          WAIVER OF DEFENSES.

The liability of the Guarantors under this Guaranty shall be irrevocable, unconditional and absolute, and without limiting the generality of the foregoing, the obligations of the Guarantors shall not be released, discharged, limited or otherwise affected by, and the Guarantors hereby waive as against each holder of the Notes to the fullest extent permitted by Applicable Law:

(a)           any defense relating to any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise;

(b)           any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;

(c)           any defense based upon any incapacity, disability or lack or limitation of status or power of the Company or of the directors, officers, employees, partners or agents thereof, or that the Company may not be a legal entity;

(d)           any irregularity, defect or informality in respect of the Obligations;

(e)           any change in the existence, structure, constitution, name, control or ownership of the Company or any other Person, or any insolvency, bankruptcy, amalgamation, merger, reorganization or other similar proceeding affecting the Company or any other Person or the assets of the Company or of such other Person;

(f)           the existence of any claim, set-off or other rights which the Guarantors may have at any time against the Company, any of the holders of the Notes, or any other Person, whether in connection with the Obligations or any unrelated transactions;

(g)           any release or any invalidity, illegality or unenforceability relating to or against the Company or any other Person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of Applicable Law purporting to prohibit the payment by the Company or any other Person of any of the Obligations;

(h)           any limitation, postponement, prohibition, subordination or other restriction on the rights of the holders of the Notes or any of them to payment of the Obligations or to take any steps in respect thereof;

(i)           any sale, release, substitution, exchange or addition of any security or any co-signer, endorser, other guarantor or any other Person in respect of the Obligations;

(j)           any defense arising by reason of any failure of any holder of a Note to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including, without limitation, notice of (i) acceptance of this Guaranty, (ii) partial payment or non-payment of all or any part of the Obligations and (iii) the existence, creation, or incurring of new or additional Obligations;

(k)           any defense arising by reason of any failure, omission or delay of any holder of a Note to proceed against the Company or any other Person, to act or to proceed against, apply or exhaust any security held from the Company, the Guarantors or any other Person for the Obligations, or to act or to proceed against or to pursue any other remedy in the power of any holder of a Note whatsoever;

(l)           the benefit of any law which provides that the obligation of a Guarantors must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduce the Guarantors’ obligation in proportion to the principal obligations;

(m)          any defense arising by reason of any incapacity, lack of authority or any other defense of the Company, the Guarantors or any other Person, or by reason of the cessation from any cause whatsoever of the liability of the Company, the Guarantors or any other Person with respect to all or any part of the Obligations (other than the actual satisfaction thereof), or by reason of any act or omission of any holder of a Note or others which directly or indirectly results in the discharge or release of the Company, the Guarantors or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(n)           any defense arising by reason of any failure by any holder of a Note to obtain, perfect or maintain a perfected (or any) Lien upon any property of the Company, the Guarantors or any other Person or by reason of any interest of any holder of a Note in any property, whether as owner thereof or the holder of a Lien thereon being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by any holder of a Note of any right to recourse or collateral;

(o)           any defense arising by reason of the failure of any holder of a Note to marshall any assets;

(p)           any defense based upon any failure of any holder of a Note to give to the Company or the Guarantors notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of any holder of a Note to comply with any provision of Applicable Law in enforcing any security interest in or lien upon any such property, including any failure by any holder of a Note to dispose of any such property in a commercially reasonable manner;

(q)           any dealing whatsoever with the Company, the Guarantors or any other Person or any security, whether negligently or not, or any failure to do so;

(r)           any defense based upon or arising out of any winding up, receivership, bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Company, the Guarantors, or any other Person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding;

(s)           any reorganization, moratorium, arrangement or compromise of any or all of the obligations of the Company or the Guarantors, including, without limitation, the Obligations or any transaction including, without limitation, any consolidation, arrangement, transfer, sale, lease or other disposition, whereby all or any part of the undertaking, property and assets of the Company or the Guarantors become the property of any other Person or Persons;

(t)           any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof);

(u)           any other circumstance which might otherwise constitute a defense available to, or a discharge of the Guarantors, any other act or omission to act or delay of any kind by the Company, any holder of a Note, the Guarantors or any other Person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3 constitute a legal or equitable discharge, limitation or reduction of the obligations of the Guarantors hereunder (other than the payment or satisfaction in full of all of the Obligations);

(v)           the absence of any action to enforce the Obligations or any waiver or consent by the Company with respect to any of the provisions thereof or any other circumstances which might otherwise constitute a discharge or defense by the Company, including, without limitation, any failure or delay in the enforcement of the Obligations or of notice thereof; or any suit or other action brought by any unitholder or creditor of, or by, the Company or any other Person, for any reason, including, without limitation, any suit or action in any way attacking or involving any issue, matter or thing in respect of the Notes, the Note Purchase Agreement or any other agreement;

(w)          the default or failure of the Company (whether willful or otherwise) to fully perform any of the Obligations;

(x)           the impossibility or illegality of performance on the part of the Company or any other Person of the Obligations;

(y)           in respect of the Company or any other Person, any change of circumstances, whether or not foreseen or foreseeable, whether or not imputable to the Company or any other

Person, or other impossibility of performance through fire, explosion, accident, labor disturbance, floods, droughts, embargoes; wars (whether or not declared), civil commissions, acts of God or the public enemy, delays or failure of suppliers or carriers, inability to obtain materials, action of any federal or state regulatory body or agency, change of law or any other causes affecting performance, or other force majeure, whether or not beyond the control of the Company or any other Person, as the case may be, and whether or not of the kind hereinbefore specified;

(z)           any attachment, claim, demand, charge, Lien, order, process, encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, indebtedness, obligations or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against any Person, or any claims, demands, charges or Liens of any nature, foreseen or unforeseen, incurred by any Person, or against any sums payable under the Notes, the Note Purchase Agreement or this Guaranty, or so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided;

(aa)         the failure of the Company to receive any benefit or consideration from or as a result of its execution, delivery and performance of the Notes and the Note Purchase Agreement; and

(bb)        any order, judgment, decree, ruling or regulation (whether or not valid) of any court of any nation or of any political subdivision thereof or any body, agency, department, official or administrative or regulatory agency of any thereof or any other action, happening, event or reason whatsoever which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by any party of its respective obligations under the Notes, the Note Purchase Agreement or this Guaranty, or any instrument relating thereto.

The specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this paragraph that the obligations of the Guarantors hereunder shall be absolute and unconditional and shall not be discharged, impaired or varied except by the indefeasible payments in full in cash to the holders thereof of the principal of, Make-Whole Amount (if any) and interest on the Notes, and of all other sums due and owing to the holders of the Notes pursuant to this Guaranty, and then only to the extent of such payments. Without limiting any of the other terms or provisions hereof, it is understood and agreed that in order to hold the Guarantors liable hereunder, there shall be no obligation on the part of any holder of any Note to resort, in any manner or form, for payment, to the Company or any other Person or to the properties or estates of any of the foregoing. Without limiting the foregoing, it is understood that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, the Company shall default under the terms of the Notes or the Note Purchase Agreement and that notwithstanding recovery hereunder for or in respect of any given default or defaults by the Company under the Notes or the Note Purchase Agreement, this Guaranty shall remain in full force and effect and shall apply to each and every subsequent default.

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish the Guarantors’ subrogation rights, the Guarantors’ rights to proceed against the Company for reimbursement, the Guarantors’ rights to recover contribution from any other guarantor or any other right or remedy; provided, however, nothing in this Section 3 shall relieve the holders of the Notes from any obligation in law or equity to act in good faith.

SECTION 4.          NO WAIVER.

No delay on the part of any holder of a Note, in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No amendment or waiver of any of the rights of any holder of a Note hereunder shall be deemed to be made by such holder of a Note, unless the same shall be in writing, duly signed on behalf of such holder of a Note and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of any holder of a Note, or the Guarantors hereunder in any other respect at any other time.

SECTION 5.          DEEMED EXISTENCE.

If at any time, all or any part of any payment previously applied by any holder of a Note to any Obligation is or must be rescinded or returned by such holder of a Note for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Company), such Obligation shall, for the purpose of this Guaranty, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by such holder of a Note and this Guaranty shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by such holder of a Note had not been made.

SECTION 6.          OTHER SECURITIES.

This Guaranty is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by any holder of a Note for any present or future Obligations and each holder of a Note shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which it may become entitled or have a claim in such order and in such manner as it in its sole and unfettered discretion may deem fit.

SECTION 7.          CONTINUING GUARANTY.

This Guaranty is a continuing guarantee and: (i) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guaranty; and (ii) shall be binding upon the Guarantors, their successors and permitted assigns.

SECTION 8.          ENFORCEMENT OF GUARANTY.

The obligations of the Guarantors under this Guaranty shall be enforceable by each holder of a Note upon demand by such holder of a Note for payment of the Obligations due and owing from the Company if any Default or Event of Default has occurred and is continuing, without the necessity of any action or recourse whatsoever against the Company or any other guarantor. The remedies provided in this Guaranty are cumulative and not exclusive of any remedies provided by law, the Note Purchase Agreement or otherwise.

SECTION 9.          SUBROGATION.

This Guaranty shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to any holder of a Note and all dividends, compensations, proceeds of security valued and payments received by any holder of a Note from the Company, the Guarantors or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of the Guarantors to claim in reduction of the liability under this Guaranty the benefit of any such dividends, compositions, proceeds or payments or any securities held by any holder of a Note or proceeds thereof, unless the effect of any such payment or liquidation received by such holder of a Note is to permanently reduce the amount of the Obligations and all holders of the Notes no longer have any obligation to extend credit or advance monies to or for the benefit of the Company. The Guarantors shall not have any right to be subrogated in any rights of any holder of a Note until all holders of the Notes shall have received full, final and indefeasible payment and have no further obligation to extend credit or advance monies to or for the benefit of the Company.

SECTION 10.        GUARANTY OF PAYMENT AND PERFORMANCE.

This Guaranty is a guarantee of payment and of the performance and observance by the Company of each and all of the Obligations and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by any holder of a Note.

SECTION 11.        COSTS.

The Guarantors shall reimburse each holder of a Note for all expenses (including the fees and disbursements of its counsel on a solicitor and his own client basis) incurred by such holder of a Note in collecting or compromising any of the Obligations and in enforcing this Guaranty or any other guarantee of the Obligations.

SECTION 12.        PLACE OF PAYMENT; CURRENCY OF PAYMENTS; TAXES.

Section 12.1               Place of Payment. All payments hereunder with respect to any Obligations shall be made to the same place of payment as payments to the Company on the Notes as set forth in Section 14.1 of the Note Purchase Agreement.

Section 12.2               Currency of Payments.

(a)           Any payment made by the Guarantors to any holder of the U.S. Dollar Notes or for the account of any such holder in respect of any amount payable by the Guarantors hereunder shall be made in U.S. Dollars. Any amount received or recovered by such holder other than in U.S. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Guarantors or otherwise) in respect of any such sum expressed to be due hereunder in respect of the U.S. Dollar Notes shall constitute a discharge of the Guarantors only to the extent of the amount of U.S. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so). If the amount of U.S. Dollars so purchased is less than the amount of U.S. Dollars expressed to be due hereunder in respect of the U.S. Dollar Notes, the Guarantors shall indemnify such holder in U.S. Dollars against any loss sustained by such holder as a result, and in any event, the Guarantors shall indemnify such holder against the cost of making any such purchase. These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the U.S. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any U.S. Dollar Note or any judgment or order and shall survive the payment of the U.S. Dollar Notes and the termination of this Guaranty.

(b)           Any payment made by the Guarantors to any holder of the Pounds Sterling Notes or for the account of any such holder in respect of any amount payable by the Guarantors hereunder shall be made in Pounds Sterling.  Any amount received or recovered by such holder other than in Pounds Sterling (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Guarantors or otherwise) in respect of any such sum expressed to be due hereunder in respect of the Pounds Sterling Notes shall constitute a discharge of the Guarantors only to the extent of the amount of Pounds Sterling which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of Pounds Sterling so purchased is less than the amount of Pounds Sterling expressed to be due hereunder in respect of the Pounds Sterling Notes, the Guarantors shall indemnify such holder in Pounds Sterling against any loss sustained by such holder as a result, and in any event, the Guarantors shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Pounds Sterling Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any Pounds Sterling Note or any judgment or order and shall survive the payment of the Pounds Sterling Notes and the termination of this Guaranty.

(c)           Any payment made by the Guarantors to any holder of the Cdn. Dollar Notes or for the account of any such holder in respect of any amount payable by the Guarantors hereunder in respect of the Cdn. Dollar Notes shall be made in Cdn. Dollars.  Any amount received or recovered by such holder other than in Cdn. Dollars (whether as a result of, or of the enforcement of, a judgment or order of any court, or in the liquidation or dissolution of the Guarantors or otherwise) in respect of any such sum expressed to be due hereunder in respect of the Cdn. Dollar Notes shall constitute a discharge of the Guarantors only to the extent of the amount of Cdn. Dollars which such holder is able, in accordance with normal banking procedures, to purchase with the amount so received or recovered in that other currency on the date of the receipt or recovery (or, if it is not practicable to make that purchase on such date, on the first date on which it is practicable to do so).  If the amount of Cdn. Dollars so purchased is less than the amount of Cdn. Dollars expressed to be due hereunder in respect of the Cdn. Dollar Notes, the Guarantors shall indemnify such holder in Cdn. Dollars against any loss sustained by such holder as a result, and in any event, the Guarantors shall indemnify such holder against the cost of making any such purchase.  These indemnities shall constitute a separate and independent obligation from the other obligations herein and in the Cdn. Dollar Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any such holder, shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any such sum due hereunder in respect of any Cdn. Dollar Note or any judgment or order and shall survive the payment of the Cdn. Dollar Notes and the termination of this Guaranty.

Section 12.3               Payment Free and Clear of Taxes.

(a)           Each payment by the Guarantors shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions of any nature whatsoever (hereinafter called “Relevant Taxes”) imposed, levied, collected, assessed, deducted or withheld by the Government of Canada or any Provincial or other political subdivision of Canada or by the government of any other country or jurisdiction or any authority therein or thereof (other than the United States of America) from or through which payments hereunder or on or in respect of the Notes are actually made (each a “Taxing Jurisdiction”), unless such imposition, levy, collection, assessment, deduction, withholding or other restriction or condition is required by law. If the Guarantors are required by law to make any payment under this Guaranty subject to such deduction, withholding or other restriction or condition, then the Guarantors shall forthwith (a) pay over to the government or taxing authority imposing such tax the full amount required to be deducted, withheld from or otherwise paid by the Guarantors (including the full amount required to be deducted or withheld from or otherwise paid by the Guarantors in respect of the Tax Indemnity Amounts (as defined below)), and (b) pay each holder of the Notes such additional amounts (“Tax Indemnity Amounts”) as may be necessary in order that the net amount of every payment made to each holder of Notes, after provision for payment of such Relevant Taxes (including any required deduction, withholding or other payment of tax on or with respect to such Tax Indemnity Amounts), shall be equal to the amount which such holder would have received had there been no imposition, levy, collection, assessment, deduction, withholding or other restriction or condition. Notwithstanding the provisions of this Section 12.3, no such Tax Indemnity Amounts shall be payable (i) to any holder of the Notes which is liable for any tax, assessment or other governmental charge by reason of it being or having been effectively connected to Canada for any reason or in any capacity other than solely as a holder of a Note, (ii) for or on account of any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure of the holder of a Note to complete, execute and deliver to the Guarantors any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Guarantors in order to enable the Guarantors to make payments pursuant to this Section 12.3 without deduction or withholding for taxes, assessments or governmental charges, or with deduction or withholding of such lesser amount, which form or document shall be delivered within one hundred twenty (120) days of a written request therefor by the Guarantors, or (iii) in the case where such holder of a Note is not a resident (for the purposes of the Income Tax Act (Canada)) of Canada, in excess of the amount which the Guarantors would have been obligated to pay hereunder if such holder had been acting at arms’ length for the purposes of the Income Tax Act (Canada). If in connection with the payment of any such Tax Indemnity Amounts, any holder of the Notes that is a United States person within the meaning of the Code, a United Kingdom person within the meaning of the Inland Revenue tax code or a foreign person engaged in a trade or business within the United States of America or the United Kingdom, incurs taxes imposed by the United States of America, the United Kingdom or any political subdivision or taxing authority therein on such Tax Indemnity Amounts, the Guarantors shall pay to such holder of the Notes such further amount as will insure that the net amount actually received by that holder of the Notes (taking into account any withholding or deduction in respect of any such further amount) is equal to the amount which such holder of the Notes would have received had such withholding or deduction not been made.

(b)           If the Guarantors make payment of Tax Indemnity Amounts and a recipient thereof subsequently receives a cash refund in respect thereof from the governmental body to which the Relevant Taxes giving rise to the Tax Indemnity Amount were paid (a “Tax Refund”), and such recipient is able to identify the Tax Refund as being attributable to the Relevant Taxes with respect to which the Tax Indemnity Amounts are paid, then such recipient shall, to the extent that it can do so without prejudice to the retention of the amount of such Tax Refund or the right of such recipient to obtain any other relief or allowance available to it, reimburse the Guarantors such amount as it shall determine to be the proportion of the Tax Refund as will leave such recipient, after the reimbursement, in no worse position than such recipient would have been in if payment of the Tax Indemnity Amounts had not been required. Such recipient may charge to the Guarantors (and may deduct from amounts reimbursable to the Guarantors hereunder) a fee reasonably determined by such recipient to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Guarantors. The foregoing notwithstanding, nothing in this Section 12.3 shall restrict the right of any recipient to arrange its tax affairs as it shall think fit or require any recipient to disclose any information regarding its tax affairs or any computation pursuant hereto which, in such recipient’s judgment, constitutes confidential information.

SECTION 13.        PAYMENT ON STAY.

If: (i) the Company is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (ii) any holder of a Note is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the Guarantors as provided for hereunder.

SECTION 14.        WAIVER OF NOTICE.

The Guarantors waive all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights of any holder of a Note against the Guarantors.

SECTION 15.        RELATIONSHIP TO COMPANY.

The Guarantors have had full and complete access to the underlying documentation relating to the Obligations and all other documentation executed by any other Person in connection with the Obligations. The Guarantors are fully informed of all circumstances which bear upon the risks of executing this Guaranty which a diligent inquiry would reveal. The Guarantors have adequate means to obtain from the Company on a continuing basis information concerning the Company’s financial condition, and is not depending on any holder of a Note to provide such information, now or in the future. The Guarantors agree that the holders of the Notes shall not have any obligation to advise or notify the Guarantors or to provide the Guarantors with any data or information.

Without limiting the foregoing, the Guarantors: (a) acknowledge and agree that as a covenant in regard to the issuance of the Notes of the Company pursuant to the Note Purchase Agreement, the purchasers of the Notes have required the Company to cause the Guarantors to enter into this Guaranty as security for the Notes and the Guarantors are desirous that the Company remain in compliance with its covenants under the Note Purchase Agreement and the Notes and by doing so confer substantial financial and other benefits on the Guarantors and are, accordingly, agreeable to and are entering into this Guaranty and (b) consent, covenant and agree for themselves to be bound by each term and provision of the Note Purchase Agreement which relate to the Guarantors and covenant and agree (i) to take all such actions as may be necessary or appropriate in order to cause and permit compliance by the Company with the terms and provisions of the Note Purchase Agreement and the Notes and (ii) that they will not take any actions or fail to take any actions which would result in the Company being in breach of any term or provision of the Note Purchase Agreement or the Notes.

SECTION 16.        AFFIRMATIVE COVENANTS.

The Guarantors covenant that so long as any of the Obligations remain outstanding:

Section 16.1               Change of Business. The Guarantors shall not engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by its Restricted Subsidiaries would be substantially changed from its business relating to the development, production, processing and transportation of hydrocarbons.

Section 16.2               Guaranty to Rank Pari Passu. The obligations of the Guarantors under this Guaranty are and at all times shall remain direct and unsecured obligations of the Guarantors ranking pari passu as against the assets of the Guarantors with all other present and future unsecured Senior Debt (actual or contingent) of the Guarantors.

SECTION 17.        GOVERNING LAW AND SUBMISSION TO JURISDICTION.

(a)           This Guaranty shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein. Notwithstanding the foregoing, to the extent permitted by law, Section 6 of the Judgment Interest Act (Alberta) is hereby waived and shall not apply to this Guaranty.

(b)           The Guarantors agree that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with this Guaranty and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not. The Guarantors agree that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

SECTION 18.        SEVERABILITY.

If any provision of this Guaranty shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guaranty.

SECTION 19.        NOTICES.

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by (a) personal delivery, (b) telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (c) a recognized overnight delivery service (with charges prepaid), in any such case addressed to the respective parties as follows:

(a)           the Guarantors:

2100, 222 Third Avenue S.W.
Calgary, AB Canada
T2P 0B4
Fax: (403) 265-6251

(b)           and any holder of a Note:

To such holder of a Note at the
address specified for such
communication in Schedule A
to the Note Purchase Agreement

or to each such party at such other address as any party may from time to time notify the others in accordance with this Section. Notices under this Section 19 will be deemed given only when actually received.

SECTION 20.        AMENDMENT.

No amendment or any change to, or waiver of, any provision of this Guaranty shall be effective unless consented to in writing by each holder of a Note.

SECTION 21.        JOINT AND SEVERAL OBLIGATIONS.

The obligations of the Guarantors hereunder are joint and several, and the Guarantors agree that they are jointly and severally liable for the Obligations and all other payment and performance obligations hereunder.

[remainder of page intentionally left blank, signature page to follow]

Form of Opinion of Special Canadian Counsel to the Company and the
Initial Subsidiary Guarantors

(See attached)

Exhibit 4.4(a)

October 18, 2012

Each of the Purchasers listed on Schedule A
to the hereinafter defined Note Purchase Agreement

-and-

Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois
60603

Dear Sirs:

Re:           Pengrowth Energy Corporation (“Pengrowth”)

We refer to the separate and several Note Purchase Agreements each dated October 18, 2012 (collectively, the “Note Purchase Agreements”) between Pengrowth and the noteholders party thereto in respect of (a) U.S.$35,000,000 3.49% Senior Notes, Series A, due October 18, 2019, (b) U.S.$105,000,000 4.07% Senior Notes, Series B, due October 18, 2022, (c) U.S. $195,000,000 4.17% Senior Notes, Series C, due October 18, 2024, (d) £15,000,000 3.45% Senior Notes, Series D, due October 18, 2019 and (e) Can. $25,000,000 4.74% Senior Notes, Series E, due October 18, 2022 (collectively, the “Notes”).

Capitalized terms used herein and not otherwise defined herein shall have the meanings specified in the Note Purchase Agreements.

Documents Reviewed

We have examined an original or facsimile executed copies of the following (collectively, the “Documents”):

1.	the Note Purchase Agreements;

2.	the Notes; and

3.
a Subsidiary Guaranty dated as of the date hereof (the “Subsidiary Guaranty”), executed by NAL Energy Corporation, NAL Canada West Inc., and NAL Properties Inc. (collectively, the “Restricted Subsidiaries” and together with Pengrowth, the “Transaction Parties”) in favour of the holders of the Notes.

In addition, we have made such investigations, examined such certificates of public authorities, corporate records and other documents certified or otherwise identified to our satisfaction, and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

Assumptions

In such examinations we have assumed, without any investigation or verification:

(a)	the genuineness of all signatures on all documents purporting to be originals and on the originals of all documents submitted to us as copies;

(b)	the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies;

(c)	the conformity to originals of all documents submitted to us as copies;

(d)	the legal capacity of all persons;

(e)	the legal existence, power and capacity of each party to each Document, other than the Transaction Parties;

(f)	the due authorization, execution and delivery of each Document by each party thereto, other than the Transaction Parties;

(g)	that each Document constitutes a legal, valid and binding obligation of, and is enforceable in accordance with it terms against, each party thereto, other than the Transaction Parties;

(h)
that Citigroup Global Markets Inc. (and, where applicable, its Canadian affiliates) (the “Placement Agent”) is a registrant under Applicable Securities Laws (as defined below) and has and will comply with the relevant provisions of Applicable Securities Laws in connection with the offer of the Notes in the Provinces of Alberta and Ontario;

(i)	Pengrowth is not a “related issuer” or a “connected issuer” of the Placement Agent within the meaning of Applicable Securities Laws;

(j)	that Pengrowth is not engaged in and does not hold itself out as engaging in the business of trading in securities;

(k)
as to factual matters, all of the acknowledgements, representations and warranties of each of the Purchasers set forth in the Note Purchase Agreements are true, correct and accurate in all respects and that the Purchasers have each complied with all of their covenants in the Note Purchase Agreements; and

(l)	there is not, at the time of any trades or distributions of Pengrowth’s securities hereinafter referred to below in paragraphs 10 or 11, a cease trade or other restraining order affecting Pengrowth or its securities in effect in the Provinces of Alberta and Ontario or affecting any person or company who engages in such trade or distributions issued by any court, tribunal, securities commission or other regulatory authority of that jurisdiction.

We have also assumed the accuracy and currency of the indices and filing systems maintained at all public offices where we made or conducted searches or inquiries or have caused searches or inquiries to be made or conducted, and the accuracy and completeness of all public records and certificates issued pursuant thereto and that such certificates (including, without limitation, each of the Certificates of Status referred to in subparagraph (a) below) continue to be accurate as of the date thereof notwithstanding the date of issue.

We have also reviewed and examined the following:

(a)	Certificates of Status each dated as of October 16, 2012 in respect of Pengrowth and each Restricted Subsidiary, issued under the authority of the Registrar of Corporations for Alberta;

(b)
Certificate of an officer of Pengrowth dated as of the date hereof with respect to certain corporate matters containing, among other things, a certified copy of the articles and by-laws of Pengrowth and a certified copy of a resolution of the directors of Pengrowth relating to, inter alia, the Notes and the Note Purchase Agreements; and

(c)
Certificates of an officer of each Restricted Subsidiary each dated as of the date hereof with respect to certain corporate matters containing, among other things, a certified copy of the articles and by-laws of such Restricted Subsidiary and a certified copy of a resolution of the directors of such Restricted Subsidiary relating to, inter alia, the Subsidiary Guaranty issued by it.

Copies of each of the documents set forth in items (a) to (c) (inclusive) above have been provided concurrently to you and we have relied on the same as to various matters of fact expressed therein.

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the laws of the Province of Alberta and the federal laws of Canada applicable therein and in respect of the opinion(s) provided in paragraphs 10 and 11 below, the Province of Ontario and the federal laws of Canada applicable therein. In this opinion, the term “Applicable Securities Laws” means (a) to the extent that the securities laws of Alberta apply, the Securities Act (Alberta), the regulations and rules thereunder, the blanket rulings and orders issued by the Alberta Securities Commission (the “ASC”) and the National Instruments and Multilateral Instruments adopted and applied by the ASC and (b) to the extent that the securities laws of Ontario apply, the Securities Act (Ontario), the regulations and rules thereunder, the blanket rulings and orders issued by the Ontario Securities Commission (the “OSC”) and the National Instruments and Multilateral Instruments adopted and applied by the OSC.

Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1.
Each Transaction Party is a valid and subsisting corporation under the laws of Alberta, has the corporate power and capacity to execute, deliver and perform its obligations under the Documents to which it is a party, to conduct its activities and to own its property and assets and, in the case of Pengrowth, to issue the Notes.

2.
The execution, delivery and performance of each Document has been duly authorized by all necessary corporate action on the part of each Transaction Party which is a party thereto, each Document has been duly executed and delivered by each Transaction Party which is a party thereto and constitutes a legal, valid and binding obligation of each such Transaction Party enforceable against such Transaction Party in accordance with its terms.

3.
The execution, delivery and performance by each Transaction Party of the Documents to which it is party, and of issuance and the sale of the Notes by Pengrowth, does not conflict with or result in any breach of (i) the articles or by-laws of such Transaction Party; or (ii) any law or regulation in force in Alberta applicable to such Transaction Party.

4.
The Transaction Parties are subject to the applicable commercial law and civil law of the Province of Alberta and are generally subject to suit in the Province of Alberta and neither the Transaction Parties, nor any of their property, enjoys any right of immunity from any judicial proceedings in the Province of Alberta.

5.
Based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the  regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations thereunder publicly announced by the Minister of Finance (Canada) before the date hereof, and our understanding of the current assessing and administrative practices and policies of the Canada Revenue Agency, and provided, at the Closing and throughout the term of the Notes, that:

(a)
the holder of a Note (the “Holder”) does not use the debt owing to it under the Notes issued in its favour or under the Subsidiary Guaranty in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the Tax Act, and where the Holder carries on an insurance business in Canada and elsewhere, it establishes that the debt is neither “designated insurance property” (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with the insurance business it carries on in Canada;

(b)	the Holder deals at arm’s length with all of the Transaction Parties for the purposes of the Tax Act; and

(c)	the Holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act;

then:

(i)
Pengrowth is presently permitted to make all payments on Notes to the Holder of (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) Make-Whole Amounts, free and clear of and without deduction for or on account of any taxes, levies assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under the Tax Act (collectively, “Taxes”);

(ii)
Restricted Subsidiaries are presently permitted to make all payments under the Subsidiary Guaranty of (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) Make-Whole Amounts, free and clear of and without deduction for or on account of any Taxes; and

(iii)
any such amounts referred to in paragraphs (i) and (ii) above which are owing or payable, or which become owing or payable, by Pengrowth or the Restricted Subsidiaries to the Holder and which are paid by Pengrowth or the Restricted Subsidiaries to the Holder are not the subject of any Taxes to the Holder.

6.
Neither the acquisition of the Notes nor receipt of payment pursuant thereto or pursuant to the Note Purchase Agreements or the Subsidiary Guaranty will, of itself, constitute the carrying on of business in Canada or the Province of Alberta.

7.	The obligations of Pengrowth under the Note Purchase Agreements and the Notes rank at least pari passu in right of payment with all other unsecured and unsubordinated indebtedness of Pengrowth.

8.
The obligations of each Restricted Subsidiary under the Subsidiary Guaranty rank at least pari passu in right of payment with all other unsecured and unsubordinated indebtedness of such Restricted Subsidiary.

9.
No stamp, documentary, registration or similar taxes or duties are required to be paid under the laws of the Province of Alberta or the laws of Canada applicable in Alberta upon or in connection with the due execution and delivery of the Documents or the performance by the Transaction Parties of their respective obligations thereunder or the enforcement by the holders of the Notes of their rights thereunder.

10.
The offering, sale and delivery of the Notes and the delivery of the Subsidiary Guaranty in accordance with the terms of the Note Purchase Agreements are exempt from the prospectus requirements of the Applicable Securities Laws, and no prospectus or other document is required to be filed, no proceeding is required to be taken, and no approval, permit, consent or authorization is required to be obtained under Applicable Securities

Laws to permit the offering, sale and delivery of the Notes or the delivery of the Subsidiary Guaranty to the Purchasers, but Pengrowth must file, within 10 days of the issue of the Notes, (i) a report of the trade prepared and executed in accordance with the Applicable Securities Laws together with any requisite filing fees and (ii) a copy of the Offering Memorandum and the investor presentation of Pengrowth dated September 13, 2012 regarding the Notes (the “Investor Presentation”) with the OSC.

11.
No authorization, consent, order or approval of, or filing, registration, qualification or recording with, any governmental authority in Alberta or Ontario or under the federal laws of Canada applicable in Alberta or Ontario is required in connection with the execution and delivery of the Documents to enable the Transaction Parties which are party thereto to perform their respective obligations thereunder or to consummate the transactions contemplated thereunder, other than the requirement of Pengrowth to file, within 10 days from the date of the issue of the Notes, (i) a report of the trade prepared and executed in accordance with the Applicable Securities Laws together with any requisite filing fees and (ii) a copy of the Offering Memorandum and the Investor Presentation with the OSC.

12.
A holder of Notes will generally not be precluded from suing as plaintiff in an Alberta court for the enforcement of its rights under the Documents, against the Transaction Parties, and such access to Alberta courts is not subject to any conditions which are not of general application to residents of the Province of Alberta or a corporation incorporated in Alberta, except that (i) individuals or corporations who are not resident in the Province of Alberta may be required to post security for the cost of litigation initiated by them and (ii) corporations who carry on or have carried on business in the Province of Alberta may be required to register as an extra-provincial corporation.

13.
To ensure the legality, validity, enforceability or admissibility into evidence of the Documents in the Province of Alberta, it is not necessary that any of the Documents or any other documents be registered, notarized, filed or recorded with any court or other authority.

Effective Time

This opinion is given as of the date first above written. We disclaim any obligation or undertaking to advise the addressees of any change in the law or any fact which may come or be brought to our attention after the date of this opinion.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a)
the enforceability of each Document and the rights and remedies set out therein or in any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, insolvency, reorganization, receivership, arrangement, preference, moratorium, winding-up or other laws and judicial decisions affecting the enforcement of creditors’ rights generally, and is subject to the equitable and statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture, and also subject to general principles of equity (including requirements of good faith, fair dealing and reasonableness), and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies or defenses in any particular instance;

(b)
the Currency Act (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of the judgment;

(c)
if a holder of the Notes were to declare all of the indebtedness of any Transaction Party under the Notes or the Subsidiary Guaranty to be forthwith due and payable by reason of the occurrence in the case of the Notes, of an Event of Default or in the case of the Subsidiary Guaranty, a default by Pengrowth, a holder of the Notes may be required to demand payment of such indebtedness and to give in the case of the Notes, Pengrowth, or in the case of the Subsidiary Guaranty, the Restricted Subsidiaries, a reasonable time to repay such indebtedness prior to taking any action to enforce its right to repayment or before exercising any of the rights and remedies expressed to be exerciseable by such holder in any of the Documents as a result of the occurrence of such Event of Default or such default (as the case may be);

(d)
the courts of Alberta may hold that a judgment on the Note Purchase Agreements would supersede the Note Purchase Agreements such that obligations set forth in Section 22.1 of the Note Purchase Agreements (currency of payments clause and indemnification) would not be held to survive such judgment;

(e)
the courts of Alberta may hold that a judgment on the Subsidiary Guaranty would supersede the Subsidiary Guaranty such that obligations set forth in Section 12.2 of the Subsidiary Guaranty (currency of payments clause and indemnification) would not be held to survive such judgment;

(f)
Section 6 of the Judgment Interest Act (Alberta) governs the rate of interest which a judgment debt bears and no opinion is expressed as to the enforceability of Section 22.7 of the Note Purchase Agreements which purports to waive such provision or Section 17 of the Subsidiary Guaranty which purports to waive such provision;

(g)
any requirement that interest (including all fees and costs of borrowing) be paid at an effective rate exceeding 60% per annum may contravene Section 347 of the Criminal Code (Canada) and may not be enforceable;

(h)
the Make-Whole Amount payable by Pengrowth pursuant to Section 12 of the Note Purchase Agreements, and the additional interest imposed upon Pengrowth as a “Default Rate” under the Note Purchase Agreements and the Notes, may be found to be irrecoverable on the grounds that they are penalties but such finding would not itself prejudice the legality of any other provision of the Note Purchase Agreements or the Notes;

(i)
determinations or demands made by a holder of the Notes in the exercise of a discretion purported to be given to it under or by a Document may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in such Document;

(j)
provisions of any Document which purport to effect waivers of the benefit or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, and provisions which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(k)
with regard to Section 22.10 of the Note Purchase Agreements (severability clause), the question whether any provisions of the Note Purchase Agreements which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(l)
with regard to Section 18 of the Subsidiary Guaranty (severability clause), the question whether any provisions of the Subsidiary Guaranty which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(m)
no opinion is expressed in respect of any provision in the Subsidiary Guaranty purporting to make the Restricted Subsidiaries liable as a principal debtor, or requiring payment on the occurrence of a stay of proceedings in Section 13 of such Subsidiary Guaranty;

(n)
enforceability of rights of indemnity in any Document may be limited to the extent that any such indemnity is found by a court to indemnify a party against the consequences of an unlawful act, or is found to constitute a penalty;

(o)	the effectiveness of any provisions in any Document which purport to exculpate a party from a liability or duty otherwise owed by that party may be limited by law;

(p)	the ability to recover costs in connection with litigation generally is subject to the discretion of the courts, and legal fees are subject to taxation;

(q)	failure to exercise a right of action under any Document within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter; and

(r)	we express no opinion as to compliance with the Personal Information Protection Act (Alberta) or any other privacy laws with respect to any provision in any

Document which purports to grant the holders of the Notes or any other person access to books, records, correspondence or other information of any person.

Reliance

This opinion relates exclusively to the transactions described above. This opinion is rendered solely for the use of the addressees hereof and permitted assignees and participants of the holders of the Notes in accordance with the provisions of the Note Purchase Agreements and may not be relied on by any other parties for any other purpose without our prior written consent.

Yours truly,

Form of Opinion of Special Counsel to the Purchasers

(Delivered to Purchasers only)

Exhibit 4.4(b)

Initial Subsidiary Guarantors

NAL Energy Corporation, an Alberta corporation.
NAL Canada West Inc., an Alberta corporation.
NAL Properties Inc., an Alberta corporation.

Schedule 2.2

Restricted Subsidiaries of the Company and Ownership of Restricted Subsidiary or Unrestricted Subsidiary Stock

  Pursuant to Section 5.4(a)(i)

Restricted Subsidiaries of the Company:

Name	Jurisdiction	Class(es) of Issued and Outstanding Capital Stock	Percentage Held by the Company and Each Other Subsidiary
NAL Energy Corporation	Alberta	Common	100% by Company
NAL Properties Inc.	Alberta	Common	100% by NAL Energy Corporation
NAL Canada West Inc.	Alberta	Common	100% by NAL Energy Corporation

Unrestricted Subsidiaries of the Company:

Name	Jurisdiction	Class(es) of Issued and Outstanding Capital Stock	Percentage Held by the Company and Each Other Subsidiary
Pengrowth U.S. Corporation	Delaware	Common	100% by Company
Startech Energy Corp.	Montana	Common	100% by NAL Energy Corporation

Schedule 5.4

  Pursuant to Section 5.4(a)(ii)

Affiliates of the Company:

None.

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5.4-2

  Pursuant to Section 5.4(a)(iii)

Directors and Senior Officers of the Company:

Directors:

Kelvin B. Johnston Calgary, Alberta	Thomas A. Cumming Calgary, Alberta
Wayne K. Foo Calgary, Alberta	James D. McFarland Calgary, Alberta
Michael S. Parrett Aurora, Ontario	A. Terence Poole Calgary, Alberta
D. Michael G. Stewart Calgary, Alberta	Barry D. Stewart Calgary, Alberta
John B. Zaozirny Calgary, Alberta	Derek W. Evans Calgary, Alberta

Senior Officers:

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

Robert W. Rosine	Douglas C. Bowles
Executive Vice President, Business Development	Vice President and Controller

James E.A. Causgrove	David P. Allen
Senior Vice President, Operations & Engineering	Vice President, Exploration

Gillian I. Basford	Stephen J. De Maio
Vice President, Human Resources	Vice President, In-Situ Oil Development and Operations

Dean Evans	Deric Orton
Vice President and Treasurer	Vice President Land

Andrew D. Grasby	Rebecca Greenan
Senior Vice President, General Counsel & Corporate Secretary	Vice President, Marketing

5.4-3

Frederic D. Kerr	Marlon J. McDougall
Vice President, Investor Relations	Chief Operating Officer

5.4-4

Financial Statements

Annual Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal years ended December 31, 2010 and December 31, 2011 and Unaudited Consolidated Financial Statements of Pengrowth Energy Corporation for the fiscal quarters ended March 31, 2012 and June 30, 2012.

Schedule 5.5

Use of Proceeds

For general corporate purposes, including to repay existing Debt.

Schedule 5.14

Existing Debt

1.Pursuant to the Bank Facilities:

(a)   long term syndicate borrowing in an amount equal to Can. $547,000,000;

(b)   operating line of credit drawn in an amount equal to Can. $8,000,000; and

(c)   issued letters of credit in an amount equal to Can. $23,405,213.

2.Pursuant to prior agreements:

(a)   Debt of the Company pursuant to senior notes in an amount equal to U.S. $902,000,000;

(b)   Debt of the Company pursuant to senior notes in an amount equal to £50,000,000; and

(c)   Debt of the Company pursuant to senior notes in an amount equal to Can $15,000,000.

Schedule 5.15

Environmental Matters

None.

Schedule 5.19

Exhibit 6.1(b)

Representation Letter
Canadian Purchasers

To:   Pengrowth Energy Corporation (the “Corporation”)
And To:  [Insert names of Canadian affiliates of agents.] (collectively, the “Agents”)

In connection with the purchase by the undersigned (the “Purchaser”) of notes in the capital of the Corporation (the “Notes”), the Purchaser hereby represents, warrants, covenants and certifies to the Corporation and the Agents:

1.The Purchaser is purchasing the Notes as principal for its own account;

2.The Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 –Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”), by virtue of satisfying the indicated criterion as set out in Schedule A to this Representation Letter (you must also initial Schedule A to this Representation Letter);

3.The Purchaser was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

4.The Purchaser is aware that the certificates evidencing the Notes may be endorsed with, or the ownership statement issued under a direct registration system or other electronic book-entry system may bear a legend setting out resale restrictions under applicable securities laws in substantially the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the later of October 18, 2012”.

5.If it is a resident of or otherwise subject to applicable securities laws of Ontario, the Purchaser acknowledges that it has been notified by the Corporation:  (i) of the delivery to the Ontario Securities Commission (the “OSC”) of the full name, residential address and telephone number of the Purchaser, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation; (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the Administrative Assistant to the Director of Corporate Finance can be contacted at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8 or at (416) 593-3682 regarding any questions about the OSC’s indirect collection of this information.

Schedule 6.1(b)

Dated: ____________________________
Print name of Purchaser

By:
Signature

Print name of Signatory (if different from Purchaser)

Title

Important: Please Initial Schedule A Where Applicable

6.1(b)-2

SCHEDULE A

Accredited Investor - (defined in National Instrument 45-106) (Initial the appropriate line)

(a)	a Canadian financial institution, or a Schedule III bank,

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

(c)
a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

(d)
a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

(g)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada,

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

(k)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

(n)	an investment fund that distributes or has distributed its securities only to

	(i)	a person that is or was an accredited investor at the time of the distribution,

	(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], or 2.19 [Additional investment in investment funds], or

	(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment],

(o)
an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

(q)	a person acting on behalf of a fully managed account managed by that person, if that person

	(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

	(ii)	in Ontario, is purchasing a security that is not a security of an investment fund,

(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

6.1(b)-2

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

(t)
a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor.

  NOTE:   PLEASE SEE SCHEDULE B FOR DEFINITIONS FOR THE PURPOSES HEREOF.

6.1(b)-3

SCHEDULE B

 FOR THE PURPOSES HEREOF:

(a)  “affiliate” means an issuer that is affiliated with another issuer by reason of:

(i)one of them being the subsidiary of the other, or

(ii)each of them being controlled by the same person;

(b)  “Canadian financial institution” means:

(i)an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii)a bank, loan corporation, trust Corporation, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)   “director” means:

(i)a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)  “eligibility adviser” means:

(i)a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(ii)in Saskatchewan and Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(A)have a professional, business or personal relationship with the issuer, or any of its directors, executive officer, founders, or control persons, and

(B)have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e)  “executive officer” means, for an issuer, an individual who is:

(i)a chair, vice-chair or president,

(ii)a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(iii)performing a policy-making function in respect of the issuer;

(f)   “financial assets” means:

(i)cash,

(ii)securities, or

(iii)a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(g)  “foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

(h)  “founder” means, in respect of an issuer, a person who:

(i)acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)at the time of the distribution is actively involved in the business of the issuer;

(i)   “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(j)   “investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia includes an EVCC and a VCC (as such terms are defined in National Instrument 81-106 – Investment Fund Continuous Disclosure);

(k)  “jurisdiction” means a province or territory of Canada except when used in the term foreign jurisdiction;

(l)   “local jurisdiction” means the jurisdiction in which the Canadian securities regulatory authority is situate;

(m)  “non-redeemable investment fund” means an issuer,

(i)whose primary purpose is to invest money provided by its securityholders,

(ii)that does not invest,

  (A)for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

  (B)for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(iii)that is not a mutual fund;

(n)  “person” includes:

(i)an individual,

(ii)a corporation,

(iii)a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)  “regulator” means, for the local jurisdiction, the person described under National Instrument 14-101 - Definitions as defined under securities legislation of the local jurisdiction;

(p)  “related liabilities” means:

(i)liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)liabilities that are secured by financial assets;

(q)  “spouse” means, an individual who:

(i)is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(r)   “subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

All monetary references are in Canadian Dollars.